HearUSA
It's clear we care.

Meeting Challenges - Achieving Results

Dear Fellow Shareholder:

Fiscal 2005 was a successful and productive year for your company. We took a number of steps to ensure we maintain our momentum and our growth continues in the future. Our position as a leading provider of hearing care services in our core markets was solidified with several acquisitions. We also re-focused our business with divestitures of centers outside of our core markets and we further strengthened our financial situation.

We recorded strong financial performance in fiscal 2005. Revenues for the year reached $76.7 million, an increase of 11.5 percent over the previous year and a record for the company. Income from operations rose by a robust 58 percent to $3.7 million from $2.3 million the year before. The 2005 net loss available to common shareholders narrowed to $1.8 million, or six cents per share, from $3.5 million, or ten cents per share a year earlier. We are particularly encouraged by the growth in our income from operations. It is an indication of the strength of our core business.

Re-Accreditation by JCAHO

In May, our centers in Florida, New York, New Jersey and Southern California underwent a detailed inspection by the Joint Commission on Accreditation of Healthcare Organizations and we were re-accredited as preferred providers of hearing care services. This re-accreditation takes place every three years. It is important to be designated as an accredited preferred provider because we believe that status is a factor in our ability to win contracts with healthcare providers. Under those contracts we provide hearing care to members in return for a specified payment per member. Those contracts represent a significant and growing portion of our total business.

Focus on Core Markets

In May, we sold twenty-one clinics in the States of Minnesota, Washington and Wisconsin, exiting those markets. This action completed the final phase of the integration of our 2002 Helix acquisition, through which these centers became part of HearUSA. After examining the performance of these centers and the size of their market, we determined their growth and profitability potential were not consistent with our overall objectives. The sale of these centers allowed us to redeploy the assets they represented in other areas where we believe they can be better applied in the pursuit of our plan for growth.

Acquisitions

In our message last year, we stated that we had established a solid foundation and were in a position to begin pursuing growth more aggressively. In 2005 we took actions that should contribute to accelerated growth and profitability. In Florida, we acquired Professional Hearing Care Inc., an independent network of hearing care providers. This transaction should enhance our ability to serve patients covered by healthcare organizations with which we already have contracts in place by increasing the number of hearing care centers in that state. As part of that acquisition, we also assumed a contract with American Health Choice, one of the few healthcare organizations in the Florida market with whom we did not already have an agreement in place.

We made two other acquisitions during the year in core markets. In New Jersey, we acquired a hearing aid center in the northern part of the state. We are consolidating that operation with one of our existing centers in the same area. In Michigan, we acquired two centers which will operate under the HearUSA name, expanding our presence there. In total the acquired centers accounted for $1.3 million in revenues during the portion of 2005 they were part of HearUSA.

Financing Activities

During 2005 we took several steps to further strengthen our financial position, increase our flexibility and allow us to pursue additional growth. In late August, we completed a private placement of $5.5 million of subordinated notes and warrants to purchase 1.5 million shares of our common stock. The proceeds were used to redeem our 1998-E Series Convertible Preferred Stock. The redemption of the preferred shares was particularly important because their conversion provision could have resulted in significant dilution for our common shareholders.

Just after year-end, we reached an agreement with Siemens, our major supplier of hearing aids, to extend our credit and supply agreement with them for another five years to 2010. Under the terms of the extended agreement, amounts borrowed can, for the most part, be repaid with rebates provided we purchase a certain percentage of the hearing aids we dispense from Siemens. This is an attractive arrangement since it reduces our cash requirements and makes funds available to pursue acquisitions.

Outlook

We are in a better position than ever to grow HearUSA's revenues, achieve profitability and deliver value to our shareholders, both from internal and external sources. Our infrastructure is sufficient to support growth in revenues beyond those we achieved in 2005 without any further significant investment. We have a talented and experienced management team. We have at our disposal sufficient financial resources both to fund operations and to continue making strategic acquisitions.

We anticipate changing demographics will assist in our growth. The nation's population is aging. The first of the baby boomer generation will reach age 60 this year. Many of them will find themselves in need of hearing assistance. As they do, we expect to begin to see a corresponding increase in the number of patients our centers assist. We anticipate they will tend to purchase technologically advanced hearing aid products.

Further, efforts to move Medicare-eligible individuals into managed care organizations should be a factor in sustaining our growth momentum. We are particularly well positioned to provide care to members of managed care organizations and have contracts with many of the major providers already. As their membership increases, so should our revenue and earnings from that source.

Finally, our industry remains highly fragmented. We believe there are many opportunities to grow through acquisitions by expanding into new markets and increasing our share where we already have a presence. We will continue to actively seek out acquisition opportunities in 2006 and beyond. Overall, our annual target for revenue growth is 15%-20%.

We would like to thank our directors, our management team and our employees for their efforts that made 2005 a successful year for HearUSA. We would also like to thank shareholders for their continued confidence in HearUSA and its potential.

Sincerely,

Paul A. Brown, MD
Founder and Chairman

Stephen J. Hansbrough
President and Chief Executive Officer

PART I

Item 1. Business

HearUSA, Inc. ("HearUSA" or the "Company") has a network of 133 company-owned hearing care centers in eight states and the Province of Ontario, Canada. The Company also sponsors a network of approximately 1,400 credentialed audiology providers that participate in selected hearing benefit programs contracted by the Company with employer groups, health insurers and benefit sponsors in 49 states. The centers and the network providers provide audiological products and services for the hearing impaired.

HearUSA seeks to increase market share and market penetration in its center and network markets. The Company's strategies for increasing market penetration includes advertising to the non-insured self-pay market, positioning itself as the leading provider of hearing care to healthcare providers, increasing awareness of physicians about hearing care services and products in the Company's geographic markets and seeking strategic acquisitions. The Company believes it is well positioned to successfully address the concerns of access, quality and cost for the patients of managed care and other health insurance companies, diagnostic needs of referring physicians and, ultimately, the hearing health needs of the public in general.

HearUSA was incorporated in Delaware on April 11, 1986, under the name HEARx Ltd., and formed HEARx West LLC; a fifty-percent owned joint venture with Kaiser Permanente, in 1998. In July of 2002, the Company acquired Helix Hearing Care of America Corp. ("Helix") and changed its name from HEARx Ltd. to HearUSA, Inc. In June 2005, the Company divested approximately 20 centers located in the states of Wisconsin, Minnesota and Washington in order to focus on its core markets.

The targets of the Company are to generate annual revenue growth of 15% to 20% and, over time, generate income from operations, as a percent of revenue, of 10% to 12%, through a combination of revenue growth from existing centers and acquisitions of additional centers.

Products

HearUSA's centers offer a complete range of quality hearing aids, with emphasis on the latest digital technology. While the centers may order a hearing aid from any manufacturer, the majority of the hearing aids sold by the centers are manufactured by Siemens Hearing Instruments, Inc. ("Siemens") and its subsidiaries, Rexton and Electone. The Company has a supply agreement with Siemens for the HearUSA centers in the United States. The Company has agreed to buy certain minimum percentages of the centers' hearing aid requirements from Siemens. In exchange, Siemens has agreed to give the Company preferred pricing reductions. This agreement was extended for an additional five years on February 10, 2006 (See Note 6a — Long-Term Debt, Notes to the Consolidated Financial Statements included herein). The centers also sell hearing aids manufactured by Phonak, Oticon, Starkey, Sonic Innovations and Unitron.

HearUSA's centers also offer a large selection of assistive listening devices and other products related to hearing care. Assistive listening devices are household and personal technology products designed to assist the hearing impaired in day-to-day living, including such devices as telephones and television amplifiers, telecaptioners and decoders, pocket talkers, specially adapted telephones, alarm clocks, doorbells and fire alarms.

The network providers also provide hearing aids, assistive listening devices and other products related to hearing care.

Acquisition Program

In 2005, the Company initiated a strategic acquisition program in order to accelerate its growth. The program consists of acquiring hearing care centers located in the Company's core markets in order to benefit from cluster effects and therefore minimize staffing and use advertising more efficiently. Acquisitions outside core markets may also be considered depending on size and profitability of the acquisition candidates. The payment terms on a specific acquisition will typically be a combination of cash and notes payable. The Company also may consider the issuance of stock to sellers. The source of funds for the cash portion will be cash on hand, the Siemens acquisition credit line (See Note 6a — Long-Term Debt, Notes to the Consolidated Financial Statements included herein), and the issuance of debt or stock when appropriate.

In order to maximize the return on its investment in acquisitions, the Company also put in place an integration program. This program covers the implementation of our center management system, including the conversion of the acquired center patient database, switch-over of vendors to the Company's existing vendors to benefit from better pricing and employee training and marketing programs. The performance of each acquired center is closely monitored for a period of three to six months or until management is fully satisfied that the center has been integrated into the Company.

Managed Care, Institutional Contracts and Benefit Providers

Since the beginning of 1991, the Company has entered into arrangements with institutional buyers relating to the provision of hearing care products and services. HearUSA believes that contractual relationships with institutional buyers of hearing aids are essential to the success of the Company's business plan. These institutional buyers include managed care companies, employer groups, health insurers, benefit sponsors, senior citizen buying groups and unions. By developing contractual arrangements for the referral of patients, marketing costs are reduced and relationships with local area physicians are enhanced. Critical to providing care to members of these groups are the availability of distribution sites, quality control and standardization of products and services. The Company believes its system of high quality, uniform company-owned centers meets the needs of the patients and their hearing benefit providers and that the network providers can expand available distribution sites for these patients.

HearUSA enters into provider agreements with benefit providers for the furnishing of hearing care on three different bases: (a) a discount arrangement based on a contractual rate offered by the centers and/or the network providers to a benefit provider's members paid for by the patient; (b) an encounter fee for service basis, where the centers and/or the network providers are paid a contracted fee by the benefit provider for each hearing aid sold with the balance paid by the individual member; or (c) on a per capita basis, which is a fixed payment per member per month from the benefit provider to HearUSA, determined by the benefit offered to the patient and the number of patients (the balance, if any, is paid by the individual member). When involving the network providers, HearUSA pays them a portion of the per-member-per-month payment, net of administration fees.

The terms of these provider agreements are generally renegotiated annually, and may be terminated by either party, usually on 90-days notice. The early termination of or failure to renew the agreements could adversely affect the operation of the centers located in the related market area. In addition, the early termination of or failure to renew the agreements that provide for payment to the Company on a per capita basis would cause the Company to lower its estimates of revenues to be received over the life of the agreements and could have an adverse effect on the Company's results of operations.

The Company and its subsidiary, HEARx West, currently receive a per-member-per-month fee for more than 1.1 million managed care members. In total, HearUSA services over 268 benefit programs for hearing care with various health maintenance organizations, preferred provider organizations, insurers, benefit administrators and healthcare providers.

Sales Development

In late 2004, the Company created a sales development department in order to assist its professionals. By providing training on methods, techniques, trouble shooting, dispensing and counseling skills, the Company believes this new department will help provide a better service to patients and will improve key performance indicators such as conversion and binaural fitting rates and reduced return rates.

Marketing

HearUSA's marketing plan focuses on:

- Newspaper and Special Events: HearUSA places print ads in its markets promoting different hearing aids at a variety of technology levels and prices along with special limited time events. Advertising also emphasizes the need to seek help for hearing loss as well as the qualitative differences and advantages offered by HearUSA.
- Direct Marketing: Utilizing HearUSA's database, HearUSA conducts direct mailings and offers free seminars in its markets on hearing aids and hearing loss.
- Physician Marketing: HearUSA attempts to educate both physicians and their patients on the need for regular hearing testing and the importance of hearing aids and other assistive listening devices. HearUSA works to further its image as a provider of highly professional services, quality products, and comprehensive post-sale consumer education.
- Telemarketing: HearUSA has a domestic national call center, which supports all HearUSA centers. The national call center is responsible for both inbound and outbound telemarketing. During 2005, the Company implemented a predictive dialer system in order to improve the call center productivity and increase the number of qualified appointments in its centers.

Facilities and Services

Each HearUSA center is staffed by a licensed and credentialed audiologist or hearing instrument specialist and at least one patient care coordinator. Experienced audiologists supervise clinical operations. The majority of the Company's centers are conveniently located in shopping or medical centers, and the centers are typically 1,000 to 2,500 square feet in size. The Company's goal is to have all centers similar in design, exterior marking and signage, because a uniform appearance reinforces the message of consistent service and quality of care.

Each center provides hearing services that meet or exceed applicable state and federal standards, including:

- Comprehensive hearing testing using standardized practice guidelines
- Interactive hearing aid selection and fitting processes
- Aural rehabilitation and follow up care
- Standardized reporting and physician communications

In some markets, a full range of audiovestibular testing is also available to aid in the diagnosis of medical and vestibular disorders.

Each of the 1,400 network providers operates independently from the Company. To ensure compliance with its hearing benefit programs, the Company performs annual credential verification for each of the network providers. The Company also performs random patient surveys on the quality of network providers' services.

Revenues

For the fiscal years 2005, 2004 and 2003, HearUSA net revenues were $76,672,003, $68,749,542 and $67,080,108, respectively. During 2005, 2004 and 2003, the Company did not have revenues from a single customer which totaled 10% or more of total net revenues. Financial information about revenues by geographic area is set out in Note 20 — Segments, Notes to the Consolidated Financial Statements included herein.

Segments

The Company operates three business segments: the company-owned centers, the network of independent providers and an e-commerce business line. Financial information regarding these business segments is provided in Note 20 — Segments, Notes to the Consolidated Financial Statements included herein.

Centers

At the end of 2005, the Company owned 133 centers in Florida, New York, New Jersey, Massachusetts, Ohio, Michigan, Missouri, California (through HEARx West) and the Province of Ontario, Canada. These centers offer patients a complete range of services and products, including diagnostic audiological testing, the latest technology in hearing aids and assistive listening devices to improve their quality of life.

The centers owned through HEARx West are located in California. HearUSA is responsible for the daily operation of the centers. All clinical and quality issues are the responsibility of a joint committee comprised of HearUSA and Kaiser Permanente clinicians. HEARx West centers concentrate on providing hearing aids and audiology testing to Kaiser Permanente's members and self-pay patients in the state of California. At the end of 2005, there were 21 full-time and 2 part-time HEARx West centers.

Under the terms of the joint venture agreement between the Company and Kaiser Permanente, HEARx West has the right of first refusal for any new centers in southern California; Atlanta, Georgia; Hawaii; Denver, Colorado; Portland, Oregon; Cleveland, Ohio; Washington, DC and Baltimore, Maryland. In addition, should HearUSA make a center acquisition in any of these markets, HEARx West has the right to purchase such center. Such a sale would be done at arm's length, with HEARx West paying HearUSA an equivalent value for any of the centers it acquires.

Network

The Company sponsors a network (known as the "HearUSA Hearing Care Network") of approximately 1,400 credentialed audiology providers that support hearing benefit programs with employer groups, health insurers and benefit sponsors in 49 states.

Unlike the company-owned centers, the network is comprised of hearing care practices owned by independent audiologists. Through the network, the Company can pursue national hearing care contracts and offers managed hearing benefits in areas outside of the company-owned center markets. The network's revenues are derived mainly from administrative fees paid by employer groups, health insurers and benefit sponsors to administer their benefit. In addition, the network provides Provider Advantage purchasing programs, whereby affiliated providers purchase products through HearUSA volume discounts and the Company receives royalties or rebates.

E-commerce

The Company offers online information about hearing loss, hearing aids, assistive listening devices and the services offered by hearing health care professionals. The Company's web site also offers online purchases of hearing-related products, such as batteries, hearing aid accessories and assistive listening devices. In addition to online product sales, e-commerce operations are also designed as a marketing tool to inform the public and generate referrals for centers and for network providers.

Distinguishing Features

Integral to the success of HearUSA's strategy is increased awareness of the impact of hearing loss and the medical necessity of treatment, in addition to the strengthening of consumer confidence and the differentiation of HearUSA from other hearing care providers. To this end, the Company has taken the following unique steps:

Joint Commission on Accreditation of Healthcare Organizations

During 1998, the Company distinguished itself as an accredited healthcare organization when it earned a three-year accreditation by the Joint Commission. The Company was re-accredited in 2005 as a preferred provider organization in hearing care, demonstrating its willingness to provide safe, high quality care and to be measured against high standards of performance. Accreditation means that the Company volunteered to undergo a comprehensive evaluation by a team of physicians and nurses who personally conducted a review to assess provider credentialing, training and orientation, patient rights and care, organizational leadership and ethics, management of information and performance improvement. At this time, only the 80 company-owned centers doing business as HEARx are accredited. The Company's goal is to accredit all company-owned centers during 2006. The Company currently employs 180 licensed hearing professionals including 118 audiologists, 25 AuD (Doctor in Audiology), and 37 licensed hearing aid specialists.

Center Management System, Medical Reporting and HearUSA Data Link

The Company has developed a proprietary center management and data system called the Center Management System ("CMS"). CMS primarily has two functions: to manage patient information and to process point-of-sale customer transactions. The CMS system is operated over a wide area network that links all locations with the corporate office. The Company is developing further capabilities for the wide area network. This system is only used in the company-owned centers.

The Company's corporate system is fully integrated with CMS to provide additional benefits and functionality that can be better supported centrally. Data redundancy is built into the system architecture as data is currently stored both at the regional facilities and at the central facility. The consolidated data repository is constructed to support revenues in excess of $550 million, to accommodate 500+ unique business units and to manage 500,000 new patients annually.

One of the outputs of CMS is a computerized reporting system that provides referring physicians the test results and recommended action for every patient examined by HearUSA staff in a company-owned center. To the Company's knowledge, no other dispenser or audiologist presently offers any referring physician similar documentation. Consistent with the Company's mission of making hearing care a medical necessity, this reporting system makes hearing a part of the individual's health profile, and increases awareness of hearing conditions in the medical community. Another unique aspect of CMS is its data mining capability which allows for targeted marketing to its customer base. The national call center also has the ability to access the CMS system and can directly schedule appointments.

Competition

The U.S. hearing care industry is highly fragmented with approximately 11,000 practitioners providing hearing care products and services. The Company competes on the basis of price and service and, as described above, tries to distinguish itself as a leading provider of hearing care to health care providers and the self-pay patient. The Company competes for the managed care customer on the basis of access, quality and cost.

In the Canadian Province of Ontario, the traditional hearing instrument distribution system is made up of small independent practices where associations are limited to two or three centers. Most centers are relatively small and are located in medical centers, professional centers or in small shopping centers.

It is difficult to determine the precise number of the Company's competitors in every market where it has operations, or the percentage of market share enjoyed by the Company. Some competitors are large distributors, including Amplifon of Italy, which owns a network of franchised centers (Miracle Ear and National Hearing Center) and company-owned centers (Sonus) in the United States and Canada, and Beltone Electronics Corp., a hearing aid manufacturer owned by Great Nordic that distributes its products primarily through a national network of "authorized" distributors in the United States and Canada. Large discount retailers, such as Costco, also sell hearing aids and present a competitive threat in selected HearUSA markets. All of these companies have greater resources than HearUSA, and there can be no assurance that one or more of these competitors will not expand and/or change their operations to capture the market targeted by HearUSA.

The Company's network business will also face competition by companies offering similar network services. These companies attempt to aggregate demand for hearing products and sell marketing and other services to network participants. In addition, some of these networks are able to offer discounts to managed care payors, insurers and membership organizations. Many independent hearing care providers belong to more than one network. In addition, contract terms for membership are typically short and may be terminated by either party at will. There can be no assurance, however, that the largely fragmented hearing care market cannot be successfully consolidated by the establishment of co-operatives, alliances, confederations or the like, which would then compete more directly with HearUSA's network and its company-owned centers.

Reliance on Manufacturers

The Company's supply agreement with Siemens requires that a certain portion of the company-owned centers' sales will be of Siemens devices. Siemens has a well-diversified product line (including Rexton and Electone) with a large budget devoted to research and development. However, there is no guaranty that Siemens' technology or product line will remain desirable in the marketplace. Furthermore, if Siemens' manufacturing capacity cannot keep pace with the demand of HearUSA and other customers, HearUSA's business may be adversely affected.

In the event of a disruption of supply from Siemens or another of the Company's current suppliers, the Company believes it could obtain comparable products from other manufacturers. Few manufacturers offer dramatic product differentiation. HearUSA has not experienced any significant disruptions in supply in the past.

Regulation

Federal

The practice of audiology and the dispensing of hearing aids are not presently regulated on the Federal level in the United States. The United States Food and Drug Administration ("FDA") is responsible for monitoring the hearing care industry. The FDA requires that first time hearing aid purchasers receive medical clearance from a physician prior to purchase; however, patients may sign a waiver in lieu of a physician's examination. The FDA has mandated that states adopt a return policy for consumers offering them the right to return their products, generally within 30 days. HearUSA offers all its customers a full 30-day return period and extends the return period to 60 days for patients who participate in the family hearing counseling program. FDA regulations require hearing aid dispensers to provide customers with certain warnings and statements regarding the use of hearing aids. Also, the FDA requires hearing aid dispensers to review instructional manuals for hearing aids with patients before the hearing aid is purchased.

before selling a hearing aid relating to suitability of the patient for hearing aids and the advisability of medical evaluation prior to being fitted with a hearing aid.

The CAN-SPAM Act of 2003 regulates commercial electronic mail on a nationwide basis. It imposes certain requirements on senders of commercial electronic mail. The Company adheres to the law by properly representing the nature of its commercial email messages in the subject line, not tampering with source and transmission information in the email "header," and obtaining email addresses through lawful means. The Company adheres to the specific disclosure requirements of the law by including a physical mail address and a clearly identified and conspicuous "opt-out" mechanism in all commercial email. The Company honors all consumer requests to stop receiving future commercial emails in a timely manner.

The Company cannot predict the effect of future changes in federal laws, including changes that may result from proposals for federal health care reform, or the impact that changes in existing federal laws or in the interpretation of those laws might have on the Company. The Company believes it is in material compliance with all existing federal regulatory requirements.

State

Generally, state regulations of the hearing care industry, where they exist, are concerned primarily with the formal licensure of audiologists and those who dispense hearing aids and with practices and procedures involving the fitting and dispensing of hearing aids. There can be no assurance that regulations do not exist in jurisdictions in which the Company plans to open centers or will not be promulgated in states in which the Company currently operates centers which may have a material adverse effect upon the Company. Such regulations might include more stringent licensure requirements for dispensers of hearing aids, inspections of centers for the dispensing of hearing aids and the regulation of advertising by dispensers of hearing aids. The Company knows of no current or proposed state regulations with which it, as currently operated, could not comply.

Many states have laws and regulations that impose additional requirements related to telemarketing and to the use of commercial email. These include telemarketing registration requirements and anti-fraud protections related to telemarketing and email. In some cases, state laws and regulations may be more restrictive than federal laws and regulations. The Company makes a good faith effort to understand and comply with all applicable state laws and regulations regarding its marketing practices.

State regulation may include the oversight of the Company's advertising and marketing practices as a provider of hearing aid dispensing services. The Company's advertisements and other business promotions may be found to be in violation of these regulations from time to time, and may result in fines or other sanctions, including the prohibition of certain marketing programs that may ultimately harm financial performance.

The Company employs licensed audiologists and hearing aid dispensers. Under the regulatory framework of certain states, business corporations are not able to employ audiologists or offer hearing services. California has such a law, restricting the employment of audiologists to professional corporations owned by audiologists or similar licensees. The Company believes, however, that because the State of California's Department of Consumer Affairs has indicated that speech-language pathologists may be employed by business corporations, the Company may employee audiologists. The similarity of speech-language pathology to audiology, and the fact that speech-language pathologists and audiologists are regulated under similar statutes and regulations, leads the Company to believe that business corporations and similar entities may employ audiologists. No assurance can be given that the Company's interpretation of California's laws will be found to be in compliance with laws and regulations governing the corporate practice of audiology or, if its activities are not in compliance, that the legal structure of the Company's California operations can be modified to permit compliance.

In addition, a portion of the Company's revenues comes from participation in Medicare and Medicaid programs. Federal laws prohibit the payment of remuneration in order to receive or induce the referral of Medicare or Medicaid patients, or in return for the sale of goods or services to Medicare or Medicaid patients. Furthermore, federal law limits physicians and other healthcare providers from referring patients to providers of certain designated services in which they have a financial interest. HearUSA believes that all of its managed care and other provider contracts and its relationships with referring physicians are in compliance with these federal laws.

The Health Insurance Portability and Accountability Act of 1996 ("HIPAA") requires the use of uniform electronic data transmission standards for health care claims and payment transactions submitted or received electronically. The Department of Health and Human Services ("HHS") adopted regulations establishing electronic data transmission standards that all health care providers must use when submitting or receiving certain health care transactions electronically. In addition, HIPAA required HHS to adopt standards to protect the security and privacy of health-related information. Final regulations containing privacy standards are now effective. HearUSA believes it has taken the necessary steps to be in full compliance with these regulations.

The Federal Trade Commission ("FTC") issued the amended Telemarketing Sales Rule on January 29, 2003. The amended rule gives effect to the Telemarketing and Consumer Fraud and Abuse Prevention Act. This legislation gives the FTC and state attorneys generals law enforcement tools to combat telemarketing fraud, give consumers added privacy protections and defenses against unscrupulous telemarketers, and help consumers tell the difference between fraudulent and legitimate telemarketing. One significant amendment to the Telemarketing Sales Rule was inclusion of the prohibition on calling consumers who have put their telephone numbers on the national "Do Not Call" registry unless one of several exceptions is applicable to the call or to the consumer. Other FTC guidelines pertinent to the Company involve professional business practices relating to issues such as transmitting the caller's telephone number on caller id, abandoning calls and speaking to consumers in a non-professional manner.

On July 25, 2003 the Federal Communications Commission issued a revised Final Rule Implementing the Telephone Consumer Protection Act of 1991 ("TCPA Rule"). The original TCPA Rule, issued in 1992, required telemarketers to honor all requests by a consumer that the telemarketer not make future calls on behalf of a specified seller to that consumer, restricted the use of recorded messages in telemarketing, and prohibited unsolicited commercial facsimile transmissions. The revised TCPA Rule prohibits telemarketing calls to telephone numbers on the national "Do Not Call" registry unless one of several exceptions is applicable to the call or consumer, and also contains provisions similar to those in the revised Telemarketing Sales Rule regarding the transmission of caller ID and abandoned calls. Among other new provisions, the revised TCPA rule prohibits the uses of predictive dialers to place telephone calls to cellular telephones. The Company adheres to policies set forth by the FTC and the FCC, and has established policies and practices to ensure its compliance with FTC and FCC regulations, including the requirements related to the national "Do Not Call" registry.

In addition, the FTC is responsible for monitoring the business practices of hearing aid dispensers and vendors. The FTC can take action against companies that mislead or deceive consumers. FTC regulations also require companies offering warranties to fully disclose all terms and conditions of their warranties.

The FTC is also engaged in enforcement relating to the protection of sensitive customer data. The FTC has announced a program of enforcement actions to ensure that businesses implement reasonable data security practices to protect sensitive consumer data such as Social Security numbers.

The Food and Drug Administration ("FDA") enforces regulations that deal specifically with the manufacture and sale of hearing aids. FDA requires that all dispensers meet certain conditions

In addition, state laws prohibit any remuneration for referrals, similar to federal laws discussed above. Generally, these laws follow the federal statues described above. State laws also frequently impose sanctions on businesses when there has been a breach of security of sensitive customer information.

The Company believes it is in material compliance with all applicable state regulatory requirements. However, the Company cannot predict future state legislation which may affect its operations in the states in which it does business. Nor can the Company assure that existing interpretations of state law remain consistent with the Company's understanding of the state law as reflected through its operations.

Canada

Laws and regulations for the Province of Ontario, Canada are concerned primarily with the formal licensure of audiologists and dispensers who dispense hearing aids and with practices and procedures involving the fitting and dispensing of hearing aids. All Ontario audiologists must be members of the College of Audiologists and Speech and Language Pathologists of Ontario and hearing aid dispensers practicing in Ontario must be members of the Association of Hearing Instrument Practitioners. Both audiologists and hearing instrument practitioners are governed by a professional code of conduct. There can be no assurance that regulations will not be promulgated in the Province of Ontario which may have a material adverse effect upon the Company. Such regulations might include more stringent licensure requirements for dispensers of hearing aids, inspections of centers for the dispensing of hearing aids and the regulation of advertising by dispensers of hearing aids. The Company knows of no current or proposed Ontario regulations with which it, as currently operated, could not comply. The Company employs licensed audiologists and hearing aid dispensers in the Province of Ontario.

Ontario regulations and codes of conduct of audiologists and hearing instrument practitioners may include the oversight of the Company's advertising and marketing practices as a provider of hearing aid dispensing services. The Company's advertisements and other business promotions may be found to be in violation of these regulations from time to time, and may result in fines or other sanctions, including the prohibition of certain marketing programs that may ultimately harm financial performance.

In addition, Ontario regulations and codes of conduct of audiologists and hearing instrument practitioners prohibit any remuneration for referrals. The Company has structured its operations in Canada to assure compliance with these regulations and codes and believes it is in full compliance with Canadian law.

Product and Professional Liability

In the ordinary course of its business, HearUSA may be subject to product and professional liability claims alleging the failure of, or adverse effects claimed to have been caused by products sold or services provided by the Company. The Company maintains insurance at a level which the Company believes to be adequate. A successful claim in excess of the policy limits of the Company's liability insurance, however, could adversely affect the Company. As the distributor of products manufactured by others, the Company believes it would properly have recourse against the manufacturer in the event of a product liability claim; however, there can be no assurance that recourse against a manufacturer by the Company would be successful or that any manufacturer will maintain adequate insurance or otherwise be able to pay such liability.

Seasonality

The Company is subject to regional seasonality, the impact of which is minimal.

Employees

At December 31, 2005, HearUSA had 422 full-time employees and 54 part-time employees.

Where to Find More Information

The Company makes information available free of charge on its website (www.hearusa.com). Through the website, interested persons can access the Company's annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K after such material is electronically filed with the SEC. In addition, interested persons can access the Company's code of ethics and other governance documents on the Company's website.

PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters

The common stock of the Company is traded on the American Stock Exchange (AMEX) under the symbol "EAR" and the exchangeable shares of HEARx Canada Inc. are traded on the Toronto Stock Exchange under the symbol "HUX." Holders of exchangeable shares may tender their holdings for common stock on a one-for-one basis at any time. As of March 20, 2006, the Company had 31,379,538 shares of common stock and 780,538 of exchangeable shares outstanding. The closing price on March 20, 2006 was $1.32 for the common stock and $1.43 Canadian for the exchangeable shares. The following table sets forth the high and low sales prices for the common stock as reported by the AMEX for the fiscal quarters indicated:

Fiscal Quarter	Common Stock High	Common Stock Low
2005		
First	$2.09	$1.49
Second	$2.00	$1.45
Third	$1.79	$1.50
Fourth	$1.76	$1.13
2004		
First	$2.90	$2.08
Second	$2.10	$1.53
Third	$1.77	$1.05
Fourth	$1.61	$1.15

As of March 20, 2006, there were 1,537 holders of record of the common stock.

Dividend Policy

HearUSA has never paid and does not anticipate paying any dividends on the common stock in the foreseeable future but intends to retain any earnings for use in the Company's business operations. Payment of dividends is restricted under the terms of the Company's credit agreement with Siemens.

Item 6. Selected Financial Data

The following selected financial data of the Company should be read in conjunction with the consolidated financial statements and notes thereto and the following Management's Discussion and Analysis of Financial Condition and Results of Operations. The financial data set forth on the next two pages has been derived from the audited consolidated financial statements of the Company:

CONSOLIDATED STATEMENT OF OPERATIONS DATA:

	Year Ended				
	December 31 2005	December 25 2004	December 27 2003	December 28 2002(1)	December 29 2001
Net revenues	$76,672,003	$68,749,542	$67,080,108	$55,038,793	$48,796,110
Total operating costs and expenses	72,957,087	66,411,162	64,812,179	59,350,819	56,995,460
Income (loss) from operations	3,714,916	2,338,380	2,267,929	(4,312,026)	(8,199,350)
Non-operating income (expenses):					
Gain from insurance settlement(2)	430,122	—	—	—	—
Interest income	53,921	17,543	20,836	114,152	222,349
Interest expense (including approximately $2,540,000, $2,127,000 and $517,000, in 2005, 2004 and 2003, of non-cash debt discount amortization)	(5,162,701)	(4,563,729)	(2,828,327)	(1,722,990)	(652,530)
Loss before equity in loss of affiliated company and loss from discontinued operations	(963,742)	(2,207,806)	(539,562)	(5,920,864)	(8,629,531)
Equity in loss of affiliated company	—	—	—	(630,801)	—
Loss from continuing operations before income taxes	(963,742)	(2,207,806)	(539,562)	(6,551,665)	(8,629,531)
Income taxes	(78,000)	—	—	—	—
Net loss from continuing operations	(1,041,742)	(2,207,806)	(539,562)	(6,551,665)	(8,629,531)
Loss from discontinued operations	(63,553)	(550,696)	(569,827)	(328,804)	—
Dividends on preferred stock	(700,675)	(708,159)	(626,956)	(696,541)	(812,205)
Net loss applicable to common stockholders	$(1,805,970)	$(3,466,661)	$(1,736,345)	$(7,577,010)	$(9,441,736)
Loss per common share Basic and diluted, loss from continuing operations, including dividends on preferred stock	$ (0.06)	$ (0.10)	$ (0.04)	$ (0.32)	$ (0.72)
Basis and diluted, net loss applicable to common stockholders	$ (0.06)	$ (0.11)	$ (0.06)	$ (0.34)	$ (0.72)
Weighted average number of common shares outstanding	31,610,793	30,426,829	30,424,262	22,534,393	13,120,137
Cash dividends per common share	None	None	None	None	None

(1) As discussed in Note 5 — Business Acquisitions Notes to the Consolidated Financial Statements included herein, effective June 30, 2002; the Company completed its business combination with Helix.

(2) The gain from insurance settlement is from insurance proceeds and final payment resulting from 2004 hurricane damages and business interruption claims sustained in Florida hearing care centers.

BALANCE SHEET DATA:

	As of				
	December 31 2005	December 25 2004	December 27 2003	December 28 2002(1)	December 29 2001
Total assets	$68,981,545	$59,422,361	$66,183,350	$ 64,996,870	$21,341,522
Working capital deficit	(3,118,353)	(4,898,459)	(2,330,035)	(10,231,372)	(738,562)
Long-term debt:					
Long-term debt, net of current maturities	19,970,099	17,296,125	20,579,977	22,082,389(2)	8,750,999
Convertible subordinated notes and subordinated notes, net of debt discount of $2,077,537, $5,443,879 and $7,423,596	6,222,463	2,056,121	76,404	—	—
Mandatorily redeemable convertible preferred stock	—	4,709,921	4,600,107	—	—

(1) As discussed in Note 5 — Business Acquisitions, Notes to the Consolidated Financial Statements included herein, effective June 30, 2002, the Company completed its business combination with Helix.

(2) Includes $110,890 of long-term debt of discontinued operations.

Item 7. Management's Discussion and Analysis of Results of Operations and Financial Condition

GENERAL

In 2005, the Company initiated a strategic acquisition and divestiture program in order to improve its profitability and accelerate its growth. In June 2005 the Company divested 20 centers located in the states of Washington, Minnesota and Wisconsin. The centers have been presented as discontinued operations in accordance with SFAS 144, Accounting for the Impairment or Disposal of Long Term Assets, and the assets and operating results of these hearing centers for all periods presented have been segregated. (See Note 19 — Discontinued Operations, Notes to the Consolidated Financial Statements included herein.) The Company also completed several acquisitions in the second half of 2005.

Also during the year, the Company completed a private placement of subordinated notes in the amount of $5.5 million, the proceeds of which were used to redeem the Series E Convertible Preferred Stock originally issued in August of 2003. (See Note 8- Subordinated Notes and Warrant Liability and Note 9- Mandatorily Redeemable Convertible Preferred Stock, Notes to the Consolidated Financial Statements included herein.)

On December 28, 2005 the Company and Siemens signed a term sheet with the intent to extend their relationship for an additional 5 years. The same day, Siemens provided the Company with an additional $5.0 million to be used to repay existing non-Siemens debts and for acquisitions. (See Note 6a — Long-Term Debt, Notes to the Consolidated Financial Statements included herein and Liquidity and Capital Resources and Recent Developments below.).

Overall, the Company's net loss decreased $1.7 million and income from operations increased $1.4 million from 2004 to 2005. These improvements were mostly attributable to the increase in the Company's revenues of $7.9 million during the year combined with a strong control over operating expenses. Management expects income from operations to continue improving as the Company's revenues continue to increase.

RESULTS OF OPERATIONS

2005 compared to 2004

Net revenues in 2005 increased approximately $7.9 million or 11.5% from 2004. The increase is comprised of an increase in hearing aids and other products revenues of approximately $8.2 million or 13.0%, partially offset by a reduction in service revenues of approximately $295,000 or 5.3%. The increase in hearing aids and other products revenues is mostly attributable to an increase in the average selling price of approximately 10.3% over the 2004 average selling price, resulting from patients selecting a higher percentage of advanced technology hearing aids, combined with an increase in the number of hearing aids sold of approximately 3.4%. The decrease in service revenues is due to lower revenues from the Company's contract with the Department of Veteran Affairs in 2005 compared to 2004. As part of the overall increase in revenues, approximately $1.4 million relates to the additional week in 2005 compared to 2004 due to the timing of the Company's accounting calendar and approximately $1.3 million was generated from the centers acquired in the second half of 2005. Also part of the overall increase is a favorable impact of $575,000 related to the change in the Canadian exchange rate from 2004 to 2005.

Total cost of products sold and services in 2005 increased approximately $3.5 million or 18.4%, including a 19.8% increase in hearing aids and other products sold of approximately $3.5 million and a 4.4% increase in services cost of approximately $76,000. Increase in the cost of hearing aids and other products is attributable to the corresponding increase in hearing aids and other products revenues and increase in the number of advanced technology hearing aids sold. Included in the cost of hearing aids and other products are Siemens preferred pricing reductions of approximately $3.3 million in 2005 and $3.6 million in 2004, respectively. Such pricing reductions from Siemens are accounted for as reductions of cost of products sold and applied, pursuant to the Siemens credit agreement, against the principal and interest payments due to Siemens on Tranches A, B and C of the Siemens loan (See Note 6a — Long-Term Debt, Notes to the Consolidated Financial Statements included herein, Liquidity and Capital Resources and Recent Developments, below). The total cost of products sold and services, as a percent of net revenues, increased to 29.7% in 2005 from 28.0% in 2004 due to the increase in advanced technology hearing aids sold, which have lower margins, and special introductory price promotions on new Siemens products. Also, 2004 benefited from higher revenues from the Department of Veteran Affairs which are primarily services with no cost of products sold. Management expects that in 2006 the cost of products sold as a percent of revenues will be consistent with that of 2005.

Center operating expenses in 2005 increased approximately $1.7 million, or 4.8% from 2004. This increase is mainly attributable to the additional week in 2005; an increase in incentive compensation related to additional net revenues and new incentive programs and increased wages due to normal merit increases as well as additional expenses of approximately $449,000 related to the acquired centers discussed above. Total center operating expenses for 2006 will be affected by any center acquisitions.

General and administrative expenses in 2005 increased approximately $1.4 million or 14.1% from 2004. This increase is attributable to increases in wages and other expenses related to new sales and business development departments and normal annual merit increases.

Depreciation and amortization expense in 2005 decreased approximately $98,000 or 4.7%. This net decrease is comprised of a decrease of approximately $533,000 due to certain property and equipment becoming fully depreciated, offset in part by an increase of approximately $435,000 due to the acquisition of approximately $1.2 million in fixed assets and approximately $826,000 in intangible assets during the year.

The gain from insurance settlement of approximately $430,000 in 2005 is from insurance proceeds and final payment resulting from 2004 hurricane damages and business interruption claims sustained in Florida hearing care centers.

Interest expense in 2005 increased approximately $599,000 or 13.1% over 2004. This increase is attributable to approximately $595,000 of interest (including the non-cash portion of approximately $389,000) on the $5.5 million financing that was completed in August 2005 and approximately $309,000 due to the impact of the higher interest rates on the Siemens Tranche D which is at prime plus 1%. These increases were offset in part by a decrease of interest on other existing balances due to repayments of principal during 2005. The non-cash charge of $2.5 million included in the interest expense is $2.2 million in amortization of the debt discount related to the $7.5 million convertible subordinated notes (See Note 7 — Convertible Subordinated Notes, Notes to the Consolidated Financial Statements included herein) and $389,000 in amortization of the debt discount related to the $5.5 million subordinated notes (See Note 8 — Subordinated Notes and Warrant Liability, Notes to the Consolidated Financial Statement included herein). These non-cash charges do not impact the liquidity or working capital of the Company. Also included in interest expense is the 2005 interest on the Siemens Tranche A, B and C totaling $389,000 in 2005 as compared with $720,000 in 2004, which were paid through preferred pricing reductions from Siemens (See Note 6a — Long-Term Debt, Notes to the Consolidated Financial Statements included herein and Liquidity and Capital Resources below). Management expects interest expense will increase in 2006 over 2005 levels as a result of the additional $5 million loan from Siemens late in 2005 and a full year of 2006 interest relating to the $5.5 million subordinated notes issued in August of 2005. The interest expense could be affected by the use of the Siemens credit facility for acquisitions in 2006. Early payment or conversion of the $7.5 million convertible subordinated notes and/or the $5.5 million subordinated notes would result in acceleration of the debt discount amortization and therefore an increase in non-cash interest expense.

The redemption of the Series E Convertible Preferred Stock in September 2005 resulted in a $142,500 decrease in dividends on preferred stock which was offset by the premium of $135,000 paid for redeeming such preferred stock before the expiration of its term.

The Company has net operating loss carryforwards of approximately $76 million for U.S. income tax purposes and approximately $2.5 million of operating loss carryforwards in Canada.

During 2005 and 2004, HEARx West generated net income of approximately $2.3 million and $1.4 million, respectively. The HEARx West members' deficit decreased from approximately $3.2 million at the end of 2004 to approximately $876,000 at the end of 2005. According to the Company's agreement with the Permanente Federation, the Company included in its statement of operations 100% of the losses incurred by the venture since its inception and will receive 100% of the net income of the venture until the members' deficit is eliminated. At such time as the members' deficit is eliminated and if the venture continues to be profitable, the Company will begin recording a minority interest, corresponding to 50% of the venture's net income, as an expense in the Company's consolidated statement of operations and with a corresponding liability on its consolidated balance sheet. Based on the 2005 performance of the venture, it is expected that the Company will begin recording and paying a minority interest in 2006.

2004 compared to 2003

Net revenues in 2004 increased approximately $1.7 million or 2.5%. The increase in hearing aid and other product revenues during 2004 compared to 2003 is primarily attributable to an increase of approximately $1.9 million due to the Company's new contract with the Department of Veteran Affairs. A decrease of approximately $631,000 in service revenues resulted from decreases in repairs and testing. A decrease of approximately 5.0% in the number of hearing aids sold during the year was offset by an increase in the average selling price of approximately 4.9% as patients selected a higher percentage of high end technology hearing aids. Approximately $485,000 of the overall increase in revenues relates to a favorable change in the average Canadian exchange rate from 2003 to 2004.

Cost of products sold in 2004 decreased approximately $264,000 or 1.4%. Included in the cost of products sold are Siemens preferred pricing reductions of approximately $3,641,000 in 2004 and $3.9 million in 2003, respectively. Such pricing reductions from Siemens are accounted for as reductions of cost of products sold for financial reporting purposes and applied, pursuant to the Siemens credit agreement, against the principal and interest payments due to Siemens on Tranches A, B and C of the Siemens loan (see Note 6a., Notes to the Consolidated Financial Statements, Liquidity and Capital Resources and Recent Developments below.) The cost of products sold, as a percent of net revenues, was essentially unchanged at 28.0% and 28.3% in 2004 and 2003, respectively.

Center operating expenses in 2004 increased approximately $2.3 million, or 7.1% from 2003. This increase is mainly attributable to an increase in compensation and marketing in 2004 compared to 2003 of approximately $1.3 million and $905,000, respectively. The increase in compensation is attributable in part to annual increases to employees and new employees at the center level and in part to increases in commissions. The increase in commissions is due to changes to some of the compensation programs at the end of the second quarter of 2003 and increases in revenues in regions and/or sectors with higher commission rates. The increase in marketing is attributable to increases in the frequency in the Company's advertising to the private pay sector and additional mailers to members of managed care companies in 2004 compared to the prior year.

General and administrative expenses in 2004 decreased approximately $252,000, or 2.4%. This decrease is mainly attributable to a reduction of expenses of approximately $159,000 resulting from a volume discount for telephone expense, and a reduction of professional fees of approximately $576,000. These decreases were offset by an increase in wages and fringe benefits of approximately $291,000, due to an increase in salaries and in additional employees, and an increase in public and shareholder relations expense of approximately $174,000.

Depreciation and amortization expense in 2004 decreased approximately $712,000 or 25.6%. This decrease is due to certain property and equipment being fully depreciated.

Interest expense in 2004 increased approximately $1.7 million or 61% over 2003. This increase is attributable to approximately $2.9 million of interest (including the non-cash portion of approximately $2.1 million) on the $7.5 million financing that was completed in December 2003. These increases were offset by a decrease of interest on other existing balances due to repayments of principal during 2003 and the beginning of 2004. The non-cash charge of $2.1 million included in the interest expense is the amortization of the debt discount resulting from the intrinsic value of the beneficial conversion option and the proceeds allocated to the warrants to purchase 2,642,750 shares of the Company's common stock based on relative fair values of the $7.5 million financing in December 2003. This non-cash charge does not impact the liquidity or working capital of the Company.

LIQUIDITY AND CAPITAL RESOURCES

On December 7, 2001, the Company obtained a secured credit facility from Siemens comprised of (a) a $10,875,000 secured five-year term loan credit facility (the Tranche A Loan); (b) a $25,000,000 secured five-year revolving loan credit facility (the Tranche B Loan); (c) a $3,000,000 secured five-year term loan facility (the Tranche C Loan) and (d) a $13,000,000 secured five-year term loan credit facility (the Tranche D Loan). On March 14, 2003, the Company obtained an additional $3,500,000 secured five-year term loan from Siemens bearing interest at a rate of 10% annually (the Tranche E Loan). The Tranche E Loan was obtained pursuant to an amendment to the Company's credit agreement with Siemens and is otherwise subject to the terms and conditions of the credit agreement and related security agreement. On December 28, 2005, the Company obtained an additional $5,000,000, bearing interest at prime plus 1% and having a five-year term (the Tranche F Loan). At December 31, 2005 approximately $23.1 million, representing principal on the Tranche A, B, C, D, E and F Loans was outstanding. See "Recent Developments" below for a discussion of the amended and restated Siemens agreements.

The Siemens credit agreement imposes certain financial and other covenants on the Company which are customary for loans of this size and nature, including restrictions on the conduct of the Company's business, the incurrence of indebtedness, merger or sale of assets, the modification of material agreements, changes in capital structure, making certain payments and paying dividends. If the Company cannot maintain compliance with these covenants, Siemens may terminate future funding under the credit facility and declare all then outstanding amounts under the facility immediately due and payable. In addition, a material breach of the supply agreement between the Company and Siemens may be declared to be a breach of the credit agreement and Siemens would have the right to declare all amounts outstanding under the credit facility immediately due and payable. Any non-compliance with the supply agreement could have a material adverse effect on the Company's financial condition and continued operations. As of December 31, 2005, the Company was in compliance with the credit facility's covenants and the supply agreement.

During 2005, the working capital deficit decreased $1.8 million to $3.1 million as of December 31, 2005 from $4.9 million as of December 27, 2004. The decrease in the deficit is attributable to an excess of approximately $4.0 million in cash from operations and financing activities over cash used for investing activities offset by an increase in current maturities of long-term debt, convertible subordinated notes and subordinated notes of approximately $2.8 million. The working capital deficit of $3.1 million includes approximately $3.0 million representing the current maturities of the long-term debt to Siemens which may be repaid through preferred pricing reductions and approximately $652,000 ($2.5 million in current maturities, net of $1.5 million of debt discount) related to the $7.5 million convertible subordinated notes that can be repaid by either cash or stock, at the option of the Company. In 2005, the Company generated income from operations of approximately $3.7 million compared to $2.3 million in 2004. Cash and cash equivalents as of December 31, 2005 were approximately $6.7 million.

Net cash from operating activities in 2005 increased approximately $1.5 million compared to 2004, which is mainly attributable to the reduction of $1.7 million in the Company's net loss from 2004 to 2005. Reductions in cash flows in 2005 from 2004 resulted from the timing in the collection of our December 2005 capitation payment of approximately $575,000 from Kaiser Permanente, collected in early January 2006 as opposed to December in 2004, and the payment of January rents before the end of the fiscal year in 2005 compared to after fiscal year end in 2004, due to the timing of the Company's accounting calendar. These reductions were however offset by corresponding increases in cash flows from increases in accounts payable and accrued salaries, due to timing in payments.

Other sources of funds in 2005 were the proceeds from the divestiture of some centers of approximately $1.1 million, the exercise of warrants of approximately $1.8 million and the issuance of long-term debt of $5 million to Siemens in December 2005 and of approximately $5.2 million (net of $330,000 issuing cost) to purchasers of subordinated notes in August of 2005. Proceeds from the issuance of the subordinated notes were used to redeem the $4.9 million Series E Convertible Preferred Stock. 2004 did not benefit from any other significant sources of funds.

During 2005, the Company initiated an acquisition program and used cash of approximately $1.6 million to complete the acquisition of several centers during the second half of the year. No acquisitions were made in 2004. Also, additional funds were used in 2005 compared to 2004 (increase from $343,000 in 2004 to approximately $1.2 million in 2005) to upgrade audiological and call center equipment and software as well as for leasehold improvements related to center upkeep and maintenance.

Funds were also used in 2005 for long-term debt repayment of approximately $1.7 million, a reduction of $1.6 million from 2004. In 2004, a payment of $1.8 million was made to Siemens as required under the Siemens credit agreement, corresponding to 25% of the proceeds of the $7.5 million convertible subordinated notes issued in December 2003. A $440,000 payment was also made in 2005 related to the 2005 subordinated notes corresponding to the first quarterly payment due to the holders of the notes. The use of funds for dividends on preferred stock reduced from $1.1 million to $770,000 as 2004 included additional payments necessary to pay off accrued and unpaid dividends, in accordance with the Company's agreement with the holders of the Series E Convertible Preferred Stock.

The Company believes that current cash and cash equivalents and cash flow from operations, at current net revenue levels, will be sufficient to support the Company's operational needs through the next twelve months, although there can be no assurance that the Company can maintain compliance with the Siemens' loan covenants, that net revenue levels will remain at or higher than current levels or that unexpected cash needs will not arise for which the cash, cash equivalents and cash flow from operations will not be sufficient. In the event of a shortfall in cash, the Company might consider short-term debt, or additional equity or debt offerings. There can be no assurance however, that such financing will be available to the Company on favorable terms or at all. The Company also is continuing its aggressive cost controls and sales and gross margin improvements.

Below is a chart setting forth the Company's contractual cash payment obligations, which have been aggregated to facilitate a basic understanding of the Company's liquidity as of December 31, 2005.

Contractual Obligations	Payments due by period (000's) Total	Less than 1 Year	1 - 3 Years	4 - 5 Years	More than 5 Years
Long-term debt(1)	$25,162	$ 5,192	$ 9,353	$ 9,362	$1,255
Convertible subordinated notes(3)	7,500	2,500	5,000	—	—
Subordinated notes	5,060	1,760	3,300	—	—
Subtotal of obligations recorded on balance sheet	37,722	9,452	17,653	9,362	1,255
Interest to be paid on long-term debt(2)	3,419	1,175	1,546	680	18
Interest to be paid on convertible subordinated notes(3)	928	512	416	—	—
Interest to be paid on subordinated notes	519	300	219	—	—
Operating leases	18,935	5,368	10,759	2,070	738
Employment agreements	3,903	1,135	1,868	900	—
Purchase obligations	1,356	756	600	—	—
Total contractual cash obligations	66,782	18,698	33,061	13,012	2,011

(1) Approximately $16.5 million can be repaid through preferred pricing reductions from Siemens, including $3.0 million in less than 1 year and $5.8 in years 1 – 3, $5.8 in years 4 – 5 and $1.7 in more than 5 years.

(2) Interest on long-term debt excludes the interest on the new Tranches A, B and C that can be repaid through preferred pricing reductions from Siemens pursuant to the February 10, 2006 amended and restated credit agreement with them. Interest repaid through preferred pricing reductions was $389,000 in 2005. (See Note 6a — Long-Term Debt, Note to the Consolidated Financial Statements included herein).

(3) When due these notes and corresponding interest can be repaid at the option of the Company in common stock

RECENT DEVELOPMENTS

On February 10, 2006, the Company entered into an Amended and Restated Credit Agreement (the "Amended Credit Agreement"), Amended and Restated Supply Agreement (the "Amended Supply Agreement") and an Amended and Restated Security Agreement with Siemens. Pursuant to the amended agreements the Company will continue its strategic relationship with Siemens for an additional five-year term. We have restructured the outstanding $23.1 million indebtedness of the Company to Siemens under the original credit agreement. The new facility is for a total of $26 million, including the currently outstanding $23.1 million and is structured in three tranches. The effect of the Amended Credit Facility has been recorded as if it had occurred on December 31, 2005.

The new Tranche A, with a principal balance of approximately $2.2 million and imputed interest of 10% per annum, is payable in three quarterly installments of $747,000 commencing with the first quarter of 2006. The payments are subject to rebate credits as described below.

The new Tranche B is a revolving line of credit established to accommodate funding for certain acquisitions by the Company. Pursuant to the Amended Credit Agreement, the Company may borrow under Tranche B up to the $26 million limit, less any amounts then outstanding under Tranche A and Tranche C.

The new Tranche C, with a principal balance on the closing date of approximately $20.9 million and an interest rate of prime plus 1% per annum, is payable in monthly principal and interest installments of $130,000 commencing February 15, 2006. In addition, the Company must make quarterly installment payments on Tranche C of $730,000 plus interest commencing with the fourth quarter of 2006. The quarterly payments may be satisfied using rebate credits described below. Additional loans may be made to the Company under Tranche C for certain acquisitions. The monthly installment payments are intended to repay approximately $6.6 million of the Tranche C principal balance. The remaining principal balances of Tranche C, as well as Tranche A and Tranche B, with interest, will continue to be eligible for repayment utilizing rebates on purchases of hearing aids from Siemens, provided that the Company purchases, under the Amended Supply Agreement, certain percentages of the hearing aids it sells. The Amended Credit Agreement also contemplates that the Company will reduce the Tranche C loan balance by making annual payments in an amount equal to 20% of Excess Cash Flow (as defined in the agreement), and by paying to Siemens 25% of proceeds from future equity offerings.

Substantially all of the Company's assets collateralize the notes payable to Siemens. Pursuant to the Amended Supply Agreement, the Company agreed to purchase from Siemens certain minimum percentages of the Company's hearing aid purchases for a period of five years. A material breach of the Amended Supply Agreement may be declared to be a breach of the Amended Credit Agreement and Siemens would have the right to declare all amounts outstanding under the credit facility immediately due and payable. Any non-compliance with the Amended Supply Agreement could have a material adverse effect on the Company's financial condition and continued operations.

CRITICAL ACCOUNTING POLICIES

Management believes the following critical accounting policies affect the significant judgments and estimates used in the preparation of the financial statements:

Goodwill

The majority of the Company's goodwill resulted from the combination with Helix. On at least an annual basis, the Company is required to assess whether its goodwill is impaired. The Company elected to perform this analysis on the first day of its fourth quarter. In order to do this, management applied judgment in determining its "reporting units", which represent distinct parts of the Company's business. The reporting units determined by management are the centers, the network and e-commerce. The definition of the reporting units affects the Company's goodwill impairment assessments. The annual goodwill impairment assessment involves estimating the fair value of a reporting unit and comparing it with its carrying amount. If the carrying value of the reporting unit exceeds its fair value, additional steps are required to calculate a potential impairment charge. Calculating the fair value of the reporting units requires significant estimates and long-term assumptions. The Company utilized an independent appraisal firm to test goodwill for impairment as of the first day of the Company's fourth quarter during 2005 and 2004, and each of these tests indicated no impairment. The Company estimates the fair value of its reporting units by applying a weighted average of three methods: quoted market price, external transactions, and discounted cash flow. Significant changes in key assumptions about the business and its prospects, or changes in market conditions, stock price, interest rates or other externalities, could result in an impairment charge.

Revenue recognition

Revenues from the sale of audiological products are recognized at the time of delivery. Revenues from hearing care services are recognized at the time those services are performed.

The Company has capitation contracts with certain health care organizations under which the Company is paid an amount for each enrollee of the health maintenance organization to provide to the enrollee a once every three years discount on certain hearing products and services. The amount paid to the Company by the healthcare organization is calculated on a per-capita basis and is referred to as capitation revenue. Capitation revenue is earned as a result of agreeing to provide services to members without regard to the actual amount of service provided; revenue is recorded in the period that the beneficiaries are entitled to hearing care services.

Allowance for doubtful accounts

Certain of the accounts receivable of the Company are from health insurance and managed care organizations and government agencies. These organizations could take up to nine months before paying a claim made by the Company and also impose a limit on the time the claim can be billed. The Company provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. That estimate is based on historical collection experience, current economic and market conditions, and a review of the current status of each customer's trade accounts receivable.

In order to calculate that allowance, the Company first identifies any known uncollectible amounts in its accounts receivable listing and charges them against the existing allowance for doubtful accounts. Then a specific percent per plan and per aging categories is applied against the remaining receivables to estimate the needed allowance. Any changes in the percent assumptions per plan and aging categories results in a change in the allowance for doubtful accounts. For example, an increase of 10% in the percent applied against the remaining receivables would increase the allowance for doubtful accounts by approximately $20,000.

Sales returns

The Company provides to all patients purchasing hearing aids a specific return period of at least 30 days if the patient is dissatisfied with the product. The Company provides an allowance in accrued expenses for returns. The return period can be extended to 60 days if the patient attends the Company's H.E.L.P. program. The Company calculates its allowance for returns using estimates based upon actual historical returns. The cost of the hearing aid is reimbursed to the Company by the manufacturer.

RECENT ACCOUNTING PRONOUNCEMENT

In December 2004, SFAS No. 123®, *"Share-Based Payment,"* which addresses the accounting for employee stock options, was issued. SFAS No. 123® revises the disclosure provisions of SFAS 123, *"Accounting for Stock Based Compensation"* and supersedes APB Opinion 25, *"Accounting for Stock Issued to Employees."* SFAS 123® requires that the cost of all employee stock options, as well as other equity-based compensation arrangements, be reflected in the financial statements based on the estimated fair value of the awards. This statement is effective for all public entities beginning the first interim after December 15, 2005. The Company plans to implement SFAS 123® on its effective date. Based on the outstanding number of employee stock options and excluding the impact of any future grants at December 31, 2005, the total stock-based employee compensation expense determined under the fair value method that would be reflected in the financial statements is approximately $1,529,000 in 2005 (See Note 1 — Description of the Company and Summary of Significant Accounting Policies- stock-based compensation) and $930,000 in 2006. This additional expense will not affect the Company's operating cash flows.

In June 2005, the FASB issued SFAS No. 154, *"Accounting Changes and Error Corrections — A Replacement of APB Opinion No. 20 and FASB Statement No. 3"* ("SFAS 154"). This statement requires that a voluntary change in accounting principle be applied retroactively with all prior period financial statements presented on the basis of the new accounting principal, unless it is impractical to do so. SFAS 154 also requires that a change in method of depreciating or amortizing a long-lived nonfinancial asset be accounted for prospectively as a change in estimate, and correction of errors in previously issued financial statements should be termed a "restatement". The new standard is effective for accounting changes and a correction of errors made in fiscal years beginning after December 15, 2005. We will adopt this pronouncement in fiscal year 2006.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk

The Company does not engage in derivative transactions. The Company does become exposed to foreign currency transactions as a result of its operations in Canada. The Company does not hedge such exposure. Differences in the fair value of investment securities are not material; therefore, the related market risk is not significant. The Company's exposure to market risk for changes in interest rates relates primarily to the Company's long-term debt and convertible subordinated notes. The following table presents the Company's financial instruments for which fair value and cash flows are subject to changing market interest rates:

	Variable Rate	Fixed Rate				
	Prime+1% due January 2011	10% note due January 2011	8% due November 2008	7% due August 2008	Other	Total
	$ (000's)	(000's)	$ (000's)	$ (000's)	$ (000's)	$ (000's)
2006	(2,081)	(2,240)	(2,500)	(1,760)	(871)	(9,452)
2007	(4,067)	—	(2,500)	(1,760)	(753)	(9,080)
2008	(4,166)	—	(2,500)	(1,540)	(367)	(8,573)
2009	(4,264)	—	—	—	(56)	(4,320)
2010	(5,042)	—	—	—	—	(5,042)
2011	(1,255)	—	—	—	—	(1,255)
Total	(20,875)	(2,240)	(7,500)	(5,060)	(2,047)	(37,722)
Estimated fair value	(20,875)	(2,220)	(7,273)	(4,943)	(1,879)	(37,190)

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

Board of Directors
HearUSA, Inc.
West Palm Beach, Florida

We have audited the accompanying consolidated balance sheets of HearUSA, Inc. as of December 31, 2005 and December 25, 2004, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three fiscal years in the period ended December 31, 2005. We have also audited the schedule listed in the accompanying index. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedule are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and schedule. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and schedule. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of HearUSA, Inc. at December 31, 2005 and December 25, 2004, and the results of its operations and its cash flows for each of the three fiscal years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Also in our opinion, the schedule presents fairly, in all material respects, the information set forth therein.

BDO Seidman, LLP

West Palm Beach, Florida
March 17, 2006

HearUSA, Inc.
Consolidated Balance Sheets

	December 31, 2005	December 25, 2004
ASSETS (Note 6)		
Current assets		
Cash and cash equivalents	$ 6,706,944	$ 2,615,379
Restricted cash and cash equivalents (Note 2)	431,000	435,000
Accounts and notes receivable, less allowance for doubtful accounts of $413,386 and $373,583	6,715,933	5,997,245
Inventories	1,604,943	801,234
Prepaid expenses and other	1,627,407	557,435
Current assets held for sale	—	77,458
Total current assets	17,086,227	10,483,751
Property and equipment, net (Notes 3 and 6)	3,474,381	3,346,788
Goodwill (Notes 4 and 5)	36,394,959	33,210,380
Intangible assets, net (Notes 4 and 5)	11,440,345	11,094,169
Deposits and other	585,633	551,148
Long-term assets held for sale (Note 19)	—	736,125
	$ 68,981,545	$ 59,422,361
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 8,499,812	$ 6,644,600
Accrued expenses	2,344,419	2,424,147
Accrued salaries and other compensation	2,589,877	1,982,559
Current maturities of long-term debt (Note 6)	5,192,108	4,152,908
Current maturities of convertible subordinated notes, net of debt discount of $1,847,853 (Note 7)	652,147	—
Current maturities of subordinated notes, net of debt discount of $868,345 (Note 8)	891,655	—
Dividends payable (Notes 9 and 10C)	34,562	177,996
Total current liabilities	20,204,580	15,382,210
Long-term debt (Note 6)	19,970,099	17,296,125
Convertible subordinated notes, net of debt discount of $1,565,187 and $5,443,879 (Note 7)	3,434,813	2,056,121
Subordinated notes, net of debt discount of $512,350 (Note 8)	2,787,650	—
Warrant liability (Note 8)	1,869,360	—
Total long-term liabilities	28,061,922	19,352,246
Commitments and contingencies (Notes 3,6,7,9,11 and 15)	—	—
Mandatorily redeemable convertible preferred stock (Note 9)	—	4,709,921
Stockholders' equity		
Preferred stock (aggregate liquidation preference $2,330,000 and $2,330,000, $1 par, 7,500,000 shares authorized (Note 10)		
Series H Junior Participating (none outstanding)	—	—
Series J (233 shares outstanding) (Note 10C)	233	233
Total preferred stock	233	233
Common stock: $0.10 par; 75,000,000 shares authorized: 31,893,200 and 30,060,690 shares issued (Notes 4,5,7,9,10 and 11)	3,189,320	3,006,069
Stock subscription (Note 10B)	(412,500)	(412,500)
Additional paid-in capital	121,934,658	120,197,937
Accumulated deficit	(103,774,422)	(101,968,452)
Accumulated other comprehensive income	2,262,895	1,639,838
Treasury stock, at cost: 523,662 common shares	(2,485,141)	(2,485,141)
Total stockholders' equity	20,715,043	19,977,984
	$ 68,981,545	$ 59,422,361

See accompanying notes to consolidated financial statements

HearUSA, Inc.
Consolidated Statements of Operations

	Year Ended		
	December 31, 2005	December 25, 2004	December 27, 2003
Net revenues			
Hearing aids and other products	$71,445,381	$63,227,775	$60,927,044
Services	5,226,622	5,521,767	6,153,064
Total net revenues	76,672,003	68,749,542	67,080,108
Operating costs and expenses			
Hearing aids and other products	20,972,635	17,511,405	18,836,929
Services	1,793,944	1,718,287	128,759
Total cost of products sold and services	22,766,579	19,229,692	18,965,688
Center operating expenses	36,555,590	34,890,950	32,591,897
General and administrative expenses	11,660,725	10,218,283	10,470,717
Depreciation and amortization	1,974,193	2,072,237	2,783,877
Total operating costs and expenses	72,957,087	66,411,162	64,812,179
Income from operations	3,714,916	2,338,380	2,267,929
Non-operating income (expense):			
Gain from insurance settlement	430,122	—	—
Interest income	53,921	17,543	20,836
Interest expense (including approximately $2,540,000, $2,127,000 and $517,000, in 2005, 2004 and 2003, of non-cash debt discount amortization)	(5,162,701)	(4,563,729)	(2,828,327)
Loss from continuing operations before income taxes	(963,742)	(2,207,806)	(539,562)
Income taxes	(78,000)	—	—
Net loss from continuing operations	(1,041,742)	(2,207,806)	(539,562)
Discontinued operations (Note 19)			
Gain on disposition of assets	332,470	—	—
Loss from discontinued operations	(396,023)	(550,696)	(569,827)
Net loss from discontinued operations	(63,553)	(550,696)	(569,827)
Net loss	(1,105,295)	(2,758,502)	(1,109,389)
Dividends on preferred stock (Notes 9 and 10C)	(700,675)	(708,159)	(626,956)
Net loss applicable to common stockholders	$(1,805,970)	$(3,466,661)	$(1,736,345)
Net loss from continuing operations, including dividends on preferred stock, applicable to common stockholders — basic and diluted	$ (0.06)	$ (0.10)	$ (0.04)
Net loss applicable to common stockholders per common share — basic and diluted (Note 1)	$ (0.06)	$ (0.11)	$ (0.06)
Weighted average number of shares of common stock outstanding — (Notes 1, 10 and 11)	31,610,793	30,426,829	30,424,262

See accompanying notes to consolidated financial statements.

HearUSA, Inc.
Consolidated Statements of Changes in Stockholders' Equity

	Year Ended December 31, 2005		Year Ended December 25, 2004		Year Ended December 27, 2003	
	Shares	Amount	Shares	Amount	Shares	Amount
Preferred stock						
Balance, beginning of year	233	$ 233	233	$ 233	4,796	$ 4,796
Exchange/redemption of preferred stock	—	—	—	—	(4,563)	(4,563)
Balance, end of year	233	$ 233	233	$ 233	233	$ 233
Common stock						
Balance, beginning of year	30,060,676	$ 3,006,068	29,528,450	$ 2,952,845	24,457,055	$ 2,445,705
Exercise of employee stock options	130,000	13,000	6,250	625	20	2
Issuance of common stock for exchangeable shares	102,524	10,252	525,976	52,598	5,071,375	507,138
Warrant exercise	1,600,000	160,000	—	—		
Balance, end of year	31,893,200	$ 3,189,320	30,060,676	$ 3,006,068	29,528,450	$ 2,952,845
Treasury stock						
Balance, beginning of year	523,662	$ (2,485,141)	523,662	$ (2,485,141)	518,660	$ (2,483,441)
Purchase of treasury stock	—	—	—	—	5,002	(1,700)
Balance, end of year	523,662	$ (2,485,141)	523,662	$ (2,485,141)	523,662	$ (2,485,141)
Stock subscription						
Balance, beginning of year		$ (412,500)		$ (412,500)		$ (412,500)
Balance, end of Year		$ (412,500)		$ (412,500)		$ (412,500)
Additional paid-in capital:						
Balance, beginning of year		$120,197,937		$120,226,050		$117,314,681
Exchange/redemption of preferred stock, including issuance costs		—		—		(4,759,324)
Value of warrants and beneficial conversion feature issued with convertible subordinated notes payable		—		—		7,708,229
Value of warrants issued with debt		—		—		429,339
Exercise of employee stock options		55,000		3,563		13
Issuance of common stock for exchangeable shares		(10,252)		(52,598)		(507,138)
Proceeds of Board of Directors' stock		—		—		40,250
Exercise of warrants		1,665,000		—		—
Consulting expense		26,973		12,672		
Compensation expense		—		8,250		—
Balance, end of year		$121,934,658		$120,197,937		$120,226,050

See accompanying notes to consolidated financial statements

HearUSA, Inc.
Consolidated Statements of Changes in Stockholders' Equity

	Year Ended		
	December 31, 2005 Amount	December 25, 2004 Amount	December 27, 2003 Amount
Accumulated deficit:			
Balance, beginning of year	$(101,968,452)	$ (98,501,791)	$(96,765,446)
Net loss	(1,105,295)	(2,758,502)	(1,109,389)
Dividends on preferred stock	(700,675)	(708,159)	(626,956)
Balance, end of year	$(103,774,422)	$(101,968,452)	$(98,501,791)
Accumulated other comprehensive income:			
Balance, beginning of year	$ 1,639,838	$ 1,033,616	$ 462,825
Foreign currency translation adjustment	623,057	606,222	570,791
Balance, end of year	$ 2,262,895	$ 1,639,838	$ 1,033,616
Comprehensive income (loss):			
Net loss	$ (1,105,295)	$ (2,758,502)	$ (1,109,389)
Foreign currency translation adjustment	623,057	606,222	570,791
Comprehensive loss	$ (482,238)	$ (2,152,280)	$ (538,598)

See accompanying notes to consolidated financial statements

HearUSA, Inc.
Consolidated Statements of Cash Flows

	Year Ended		
	December 31, 2005	December 25, 2004	December 27, 2003
Cash flows from operating activities			
Net loss	$(1,105,295)	$(2,758,502)	$(1,109,389)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Debt discount amortization	2,540,120	2,127,054	516,992
Depreciation and amortization	1,974,193	2,072,237	2,783,877
Interest on Siemens Tranche D	964,361	655,568	710,027
Provision for doubtful accounts	354,107	430,454	801,303
Loss from discontinued operations	63,553	550,696	569,827
Consulting expense	26,969	12,672	—
Principal payments on long-term debt made through preferred pricing reductions	(2,922,537)	(2,920,804)	(2,920,804)
(Gain) loss on disposition of equipment	(50,650)	53,836	648
Executive compensation expense	—	8,250	—
(Increase) decrease in:			
Accounts and notes receivable	(982,851)	(467,068)	(842,031)
Inventories	(862,815)	99,475	(6,532)
Prepaid expenses and other	(606,766)	636,835	124,212
Increase (decrease) in:			
Accounts payable and accrued expenses	1,641,564	(361,241)	(4,671,611)
Accrued salaries and other compensation	595,860	261,810	(123,107)
Net cash provided by (used in) continuing activities	1,629,813	401,272	(4,166,588)
Net cash provided by (used in) discontinued operations	(113,457)	(356,598)	(666,013)
Net cash provided by (used in) operating activities	1,516,356	44,674	(4,832,601)
Cash flows from investing activities			
Purchase of property and equipment	(1,184,400)	(342,767)	(221,854)
Capital expenditures from discontinued operations	(13,332)	(39,906)	(46,025)
Proceeds from sale of discontinued operations	1,101,385	104,628	1,880,244
Business acquisitions	(1,589,411)	—	(251,533)
Net cash provided by (used in) investing activities	(1,685,758)	(278,045)	1,360,832
Cash flows from financing activities			
Proceeds from issuance of long-term debt	5,000,000	—	3,500,000
Proceeds from subordinated notes, net of issuing cost of $330,000	5,170,000	—	—
Proceeds from convertible notes, net of issuing costs of $266,000	—	500,000	8,734,000
Payments on long-term debt from discontinued operations	—	—	(29,822)
Principal payments on long-term debt	(1,708,256)	(3,310,477)	(1,160,696)
Principal payments on subordinated notes	(440,000)	—	—
Principal payments on convertible subordinated notes	—	—	(2,000,000)
Acquisition of treasury stock	—	—	(1,700)
Exchange and redemption of capital stock	(4,928,041)	—	(200,877)
Proceeds from exercise of employee stock options	68,000	4,189	15
Proceeds from Board of Director sale of stock	—	—	40,250
Proceeds from the exercise of warrants	1,825,000	—	—
Dividends on preferred stock	(770,196)	(1,149,048)	(1,076,317)
Net cash provided by (used in) financing activities	4,216,507	(3,955,336)	7,804,853

See accompanying notes to consolidated financial statements

HearUSA, Inc.
Consolidated Statements of Cash Flows

	Year Ended		
	December 31, 2005	December 25, 2004	December 27, 2003
Effects of exchange rate changes on cash	44,460	89,205	(28,226)
Net increase (decrease) in cash and cash equivalents	4,091,565	(4,099,502)	4,304,858
Cash and cash equivalents at beginning of year	2,615,379	6,714,881	2,410,023
Cash and cash equivalents at end of year	$6,706,944	$ 2,615,379	$6,714,881
Supplemental disclosure of cash flow information:			
Cash paid for interest	$1,244,049	$ 1,263,473	$ 424,337
Supplemental schedule of non-cash investing and financing activities:			
Principal payments on long-term debt through preferred pricing reductions	$2,922,537	$ 2,920,804	$2,920,804
Issuance of note payable and assumption of accounts payable in exchange business acquisitions	$2,250,000	$ —	$ 100,492
Issuance of capital lease in exchange for property and equipment	$ 141,913	$ —	$ 401,883
Purchase of equipment with volume discount credit	$ —	$ 158,800	$ —

See accompanying notes to consolidated financial statements

HearUSA, Inc.
Notes to Consolidated Financial Statements

1. Description of the Company and Summary of Significant Accounting Policies

The Company

HearUSA Inc. ("HearUSA" or "the Company"), a Delaware corporation, was organized in 1986. As of December 31, 2005, the Company has a network of more than 133 company-owned hearing care centers in eight states and the Province of Ontario, Canada. The Company also sponsors a network of approximately 1,400 credentialed audiology providers that participate in selected hearing benefit programs contracted by the Company with employer groups, health insurers and benefit sponsors in 49 states. The centers and the network providers provide audiological products and services for the hearing impaired.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned and majority controlled subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation.

During 2005 and 2004, HEARx West generated net income of approximately $2,330,000 and $1,385,000. The HEARx West members' deficit decreased from approximately $3,206,000 at the end of 2004 to approximately $876,000 at the end of 2005. According to the Company's agreement with the Permanente Federation, the Company included in its consolidated statement of operations 100% of the losses incurred by the venture since its inception and will receive 100% of the net income of the venture until the members' deficit is eliminated. At such time as the members' deficit is eliminated and the venture continues to be profitable, the Company will begin recording a minority interest, corresponding to 50% of the venture's net income, as an expense in the Company's consolidated statement of operations and with a corresponding liability on its consolidated balance sheet.

Revenue Recognition

Revenues from the sale of audiological products are recognized at the time of delivery to the patient. Revenues from hearing care services are recognized at the time those services are performed.

The Company has capitation contracts with certain health care organizations under which the Company is paid an amount for each enrollee of the health maintenance organization to provide to the enrollee a discount on certain hearing products and services. The amount paid to the Company by the healthcare organization is calculated on a per-capita basis and is referred to as capitation revenue. Capitation revenue is earned as a result of agreeing to provide services to members without regard to the actual amount of service provided. Revenue is recorded in the period that the beneficiaries are entitled to hearing care services.

Foreign Currency Translation

The consolidated financial statements for the Company's Canadian subsidiaries are translated into U.S. dollars at current exchange rates. For assets and liabilities, the year-end rate is used. For revenues, expenses, gains and losses the average rate for the period is used. Unrealized currency adjustments in the Consolidated Balance Sheet are accumulated in stockholders' equity as a component of accumulated other comprehensive income.

Comprehensive Income (Loss)

Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. The Company's other comprehensive income represents foreign currency translation adjustment.

Fiscal year

The Company's fiscal year ends on the last Saturday in December and customarily consists of four 13-week quarters for a total of 52 weeks. Every sixth year includes 53 weeks. The current year includes 53 weeks with the additional week included in the first quarter of 2005. The next year with 53 weeks will be 2011.

Concentration of credit risk

The Company maintains its cash deposits at commercial banks. We place our cash and cash equivalents with high quality financial institutions. At times, our account balances may exceed federally insured limits. Management believes the Company is not exposed to any significant risk on its cash accounts.

Allowance for doubtful accounts

The Company provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. That estimate is based on historical collection experience, current economic and market conditions and a review of the current status of each customer's trade accounts receivable.

Inventories

Inventories, which consist of hearing aids, batteries, special hearing devices and related items, are priced at the lower of cost (first-in, first-out) or market.

Property and equipment

Property and equipment is stated at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the depreciable assets. Leasehold improvements are amortized over the shorter of the term of the lease or the useful life of the asset.

Goodwill and other intangible assets

Under Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets", effective in 2002, goodwill amortization ceased and goodwill is subject to impairment assessments. A fair-value-based test is applied at the reporting unit level. This test requires various judgments and estimates. A goodwill impairment loss would be recorded for any goodwill that is determined to be impaired. The Company utilized an independent appraisal firm to test goodwill for impairment as of the first day of the Company's fourth quarter during 2004 and 2005, and each of these tests indicated no impairment. Other intangible assets include finite lived intangible assets, such as patient files and customer lists, which are amortized over the estimated useful life of the assets of 15 years, generally based upon estimated undiscounted future cash flows resulting from use of the asset. Indefinite lived assets include trademarks and tradenames, which are not amortized.

Pre-opening costs

The costs associated with the opening of new centers are expensed as incurred.

Long-lived assets – impairments and disposals

The Company reviews the carrying values of its long-lived and identifiable intangible assets for possible impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable through the estimated undiscounted future cash flows resulting from the use of these assets. At December 31, 2005 no long-lived assets were held for disposal. At December 25, 2004, long-lived assets of approximately $736,000 were held for disposal and sold in May 2005 (See Note 19 — Discontinued Operations). No impairment losses were recorded in the consolidated statement of operations.

Convertible Instruments, Warrants, Amortization of Debt Discount and Fair Value Determination

In 2003 the Company issued debt instruments which are convertible into its common stock and included the issuance of warrants. These financing transactions are recorded in accordance with Emerging Issues Task Force Issue No. 98-5 "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios" and 00-27 "Application of Issue No. 98-5 to Certain Convertible Instruments". Accordingly, the beneficial conversion feature embedded in the convertible instrument and the value allocated to the related warrants based upon a relative fair value allocation of the proceeds of the instrument is recognized on the consolidated balance sheet as debt discount. The debt discount is amortized as interest expense over the life of the instrument.

Subordinated Notes, Warrants, Amortization of Debt Discount and Fair Value Determination

In August 2005 the Company issued subordinated notes that included the issuance of warrants. The Company has agreed to register the common shares underlying the warrant shares and to maintain such registration so that the Warrant holders may sell their shares if the Note Warrants are exercised. These financing transactions are recorded in accordance with Emerging Issues Task Force Issue No 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock." Accordingly, the liability created by the Company's agreement to register and keep the underlying shares registered during the three year period has been recorded as a warrant liability using a Black-Scholes option pricing model. Any gains or losses resulting from the changes in fair value from period to period are included in income as interest expense

Advertising Costs

Costs for newspaper, television, and other media advertising are expensed as incurred and were $5,642,000, $5,493,000 and $4,514,000 in 2005, 2004, and 2003, respectively.

Sales return policy

The Company provides to all patients purchasing hearing aids a specific return period, which is a minimum of 30 days, if the patient is dissatisfied with the product. The Company provides an allowance in accrued expenses for returns. The return period can be extended to 60 days if the patient attends the Company's H.E.L.P. program.

Warranties

The Company provides its patients with warranties on hearing aids varying from one to three years. The first year of the warranty is always covered by the manufacturer's warranty. The warranties provided for the second and third year require a co-payment from the patients, usually covering the cost of the repair or replacement to the Company. When the cost of repair or replacement to the Company is estimated to exceed the patient co-pay, the Company provides an allowance in accrued expenses to cover the future excess cost. Historically such amounts have been minimal.

Income taxes

Deferred taxes are provided for temporary differences arising from the differences between financial statement and income tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates. Valuation allowances are established when necessary to reduce deferred tax assets and liabilities to amounts considered more likely than not to be realized.

Net loss per common share

Net loss per common share is calculated in accordance with SFAS No. 128 "Earnings Per Share" which requires companies to present basic and diluted earnings per share. Net loss per common share — basic is based on the weighted average number of common shares outstanding during the year. Net loss per common share — diluted is based on the weighted average number of common shares and dilutive potential common shares outstanding during the year. Under the if-converted method, securities are assumed to be converted at the beginning of the period and the resulting common shares are included in the denominator of the diluted earnings per share calculation for the entire period presented. Convertible preferred stock, stock options and stock warrants are excluded from the computations of net loss per common share because the effect of their inclusion would be anti-dilutive.

Due to the Company's losses, the following common stock equivalents for convertible debt, mandatorily redeemable convertible preferred stock, outstanding options and warrants to purchase common stock, of 7,699,153, 9,738,372, and 18,984,654, respectively, were excluded from the computation of net loss per common share — diluted at December 31, 2005, December 25, 2004 and December 27, 2003 because they were anti-dilutive. For purposes of computing net loss per common share — basic and diluted, for the years ended December 31, 2005 and December 25, 2004, the weighted average number of shares of common stock outstanding includes the effect of the 790,358 and 892,872, respectively, of exchangeable shares of HEARx Canada, Inc., as if they were outstanding common stock of the Company on June 30, 2002, the effective date of the Helix combination for financial reporting purposes.

Stock-based compensation

The Company has granted stock options to employees and directors under stock option plans that are more fully described in Note 10. The Company accounts for those plans using the intrinsic value method under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". No stock-based employee compensation cost has been reflected in net loss, as all options granted under those plans had an exercise price greater than or equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net loss and loss per share if the Company had applied the fair value recognition provisions of

SFAS No. 123, "Accounting for Stock-Based Compensation", to stock-based employee compensation (See Note 18 — Recent Accounting Pronouncement):

	December 31, 2005	December 25, 2004	December 27, 2003
Loss applicable to common stockholders			
As reported	$(1,805,970)	$(3,466,661)	$(1,736,345)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of tax effects	(1,529,000)	(887,000)	(447,000)
Pro forma, net loss	$(3,334,970)	$(4,353,661)	$(2,183,345)
Loss per share			
Net loss applicable to common stockholders per common share — basic and diluted	$ (0.06)	$ (0.11)	$ (.06)
Net loss applicable to common stockholders per common share — basic and diluted — pro forma	$ (0.11)	$ (0.14)	$ (.07)

For purposes of the above disclosure, the determination of the fair value of stock options granted in 2005, 2004, and 2003, was based on the assumption of no expected dividends on the underlying common stock and the following weighted average assumptions:

	2005	2004	2003
Risk free interest rate	4.39%	4.16%	2.90%
Expected life, in years	5-10	5-10	5-10
Expected volatility	96%	92%	98%

Statements of Cash Flows

For the purposes of the Statements of Cash Flows, temporary cash investments which are not restricted as to their use and have an original maturity of ninety days or less are considered cash equivalents.

Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain amounts in the 2004 and 2003 financial statements have been reclassified in order to conform to the 2005 presentation.

2. Restricted Cash and Cash Equivalents

Restricted cash and cash equivalents at December 31, 2005 and December 25, 2004 consist of certificates of deposit with contractual maturities of one year or less of $431,000 and $435,000.

Restricted cash and cash equivalents was pledged as collateral to a financial institution for automated clearing house exposure.

3. Property and Equipment and Leases

Property and equipment consists of the following:

	Range of Useful Lives	December 31, 2005	December 25, 2004
Equipment, furniture and fixtures	5-10 years	$10,868,588	$10,305,606
Leasehold Improvements	5-10 years	7,665,710	7,391,414
Computer systems	3 years	4,806,302	4,435,117
Construction in progress	N/A	34,583	23,498
		23,375,183	22,155,635
Less accumulated depreciation and amortization		19,900,802	18,808,847
		$ 3,474,381	$ 3,346,788

Total estimated future depreciation expense for the Company's current property and equipment are as follows:

	Amount
2006	$1,095,000
2007	779,000
2008	583,000
2009	334,000
2010	227,000
Thereafter	134,000

The Company leases facilities primarily for hearing centers. These are located in retail shopping areas having terms expiring at various dates through fiscal 2010. The Company recognizes rent expense on a straight line basis over the lease term. The leases have renewal clauses of 1 to 10 years at the option of the Company. The difference between the straight-line and cash payments, which is due to escalating rents in the lease contracts, is included in accrued expenses in the accompanying consolidated balance sheet. Equipment and building rent expense under operating leases in 2005, 2004 and 2003 was approximately $5,851,000, $5,793,000 and $5,836,000, respectively.

Approximate future minimum rental commitments under operating leases are as follows:

	Amount
2006	$5,368,000
2007	4,592,000
2008	3,709,000
2009	2,458,000
2010	1,722,000
Thereafter	1,086,000

4. Goodwill and Intangible Assets

A summary of changes in the Company's goodwill during the years ended December 31, 2005 and December 25, 2004, by business segment are as follows:

	December 25, 2004	Additions & Adjustments	Currency Translation	December 31, 2005
Centers	$32,330,000	$2,806,000	$379,000	$35,515,000
Network	880,000	—	—	880,000
	$33,210,000	$2,806,000	$379,000	$36,395,000

	December 27, 2003	Additions & Adjustments	Currency Translation	December 25, 2004
Centers	$31,901,000	$—	$429,000	$32,330,000
Network	880,000	—	—	880,000
	$32,781,000	$—	$429,000	$33,210,000

As of December 31, 2005 and December 25, 2004, intangible assets consisted of the following:

	December 31, 2005	December 25, 2004
Amortizable intangible assets:		
Patient files and customer lists	$ 6,370,000	$ 5,505,000
Accumulated amortization	(2,340,000)	(1,766,000)
Amortizable intangible assets, net	4,030,000	3,739,000
Trademark and trade names	7,410,000	7,355,000
	$11,440,000	$11,094,000

The aggregate amortization expense was as follows in 2005, 2004 and 2003:

	2005	2004	2003
Amortization expense	$623,000	$478,000	$430,000

Total estimated future amortization expenses for the Company's current intangible assets are as follows:

	Amount
2006	$ 718,000
2007	484,000
2008	466,000
2009	436,000
2010	409,000
Thereafter	1,495,000

5. Business Acquisitions

During 2005, the Company acquired the assets of six hearing care centers in Michigan, New Jersey, New York and California in four separate transactions. Consideration paid was cash of $1 million and notes payable in the amount of $850,000. The acquisitions resulted in additions to goodwill of approximately $1.3 million, fixed assets of approximately $17,000 and intangible customer lists and non-compete of approximately $486,000. The notes bear interest at 5 percent and are payable in quarterly installments of $45,800 plus accrued interest, through September 2009.

In May 2005, the Company also acquired the assets of a hearing care network in Florida, including network. Consideration of $350,000 cash and a three-year convertible note payable $1.4 million was paid for network contracts of approximately $340,000 and goodwill of approximately $1.4 million. The note bears interest at 7 percent and is payable in 36 monthly installments of $38,889 plus interest, beginning on June 1, 2005. After September 30, 2005 the payee has the right to convert all or any portion of the unpaid principal, and accrued interest, on the note into the number of shares of the Company's common stock as determined by dividing such sum of unpaid principal and accrued interest to be converted by $1.74 (the market price of the Company's common stock on the date of the acquisition).

6. Long-term Debt (Also see Notes 7 and 8)

Long-term debt consists of the following, before and after reflecting the new amended and restated agreements signed on February 10, 2006 with Siemens — See a) below:

	Before December 31, 2005	After December 31, 2005	December 25, 2004
Notes payable to a Siemens — see (a) below:			
Tranche A	$ 1,299,984	$ 2,239,851	$ 3,599,988
Tranche B	39,867	—	62,400
Tranche C	900,000	20,875,256	1,500,000
Tranche D (including accrued interest of $1,298,865 and $1,813,971)	14,298,865	—	13,590,284
Tranche E	1,576,391	—	2,171,329
Tranche F	5,000,000	—	—
Other	—	—	91,685
Total notes payable to Siemens	23,115,107	23,115,107	21,015,686
Notes payable to others	2,047,100	2,047,100	433,347
	25,162,207	25,162,207	21,449,033
Less current maturities	5,192,108	5,392,253	4,152,908
	$19,970,099	$19,769,954	$17,296,125

The approximate aggregate maturities on long-term debt obligations in years subsequent to 2005 are as follows:

	Amount
2006	$5,192,000
2007	4,820,000
2008	4,533,000
2009	4,320,000
2010	5,042,000
Thereafter	1,255,000

a) On December 7, 2001, the Company obtained a secured credit facility from Siemens comprised of (a) a $10,875,000 secured five-year term loan credit facility (the Tranche A Loan); (b) a $25,000,000 secured five-year revolving loan credit facility (the Tranche B Loan); (c) a $3,000,000 secured five-year term loan facility (the Tranche C Loan) and (d) a $13,000,000 secured five-year term loan credit facility (the Tranche D Loan). On March 14, 2003, the Company obtained an additional $3,500,000 secured five-year term loan from Siemens bearing interest at a rate of 10% annually (the Tranche E Loan). The Tranche E Loan was obtained pursuant to an amendment to the Company's credit agreement with Siemens and is otherwise subject to the terms and conditions of the credit agreement and related security agreement. On December 28, 2005, the Company obtained an additional $5,000,000, bearing interest at prime plus 1% and having a five-year term (the Tranche F Loan). The Tranche F loan was obtained pursuant to a term sheet signed on December 28, 2005, which indicates the intention of both parties to extend their relationship and amend and restate the existing credit, supply and security agreements for an additional five years. At December 31, 2005 $1,299,984, $39,867, $900,000, $14,298,865, $1,576,391 and $5,000,000, representing principal on the Tranche A, Tranche B, Tranche C, Tranche D, Tranche E and Tranche F Loans, respectively, were outstanding.

On February 10, 2006, HearUSA, Inc. (the "Company") entered into an Amended and Restated Credit Agreement (the "Amended Credit Agreement'), Amended and Restated Supply Agreement (the "Amended Supply Agreement") and an Amended and Restated Security Agreement with Siemens Hearing Instruments, Inc. ("Siemens"). Pursuant to the amended agreements, the parties will continue their strategic relationship for an additional five-year term. The parties have restructured the outstanding $23.1 million indebtedness of the Company to Siemens under the original credit agreement. The new facility is for a total of $26 million, including the currently outstanding $23.1 million, and is structured in three tranches.

The new Tranche A, with a principal balance of approximately $2.2 million and interest of 10% per annum, is payable in three quarterly installments commencing with the first quarter of 2006, which quarterly payments are subject to rebate credits as described below. This note is a consolidation of the old Tranches A, B and C.

The new Tranche B is a revolving credit line established to accommodate funding for certain acquisitions by the Company. Pursuant to the Amended Credit Agreement, the Company may borrow under Tranche B up to the $26 million limit, less any amounts then outstanding under Tranche A and Tranche C.

The new Tranche C, which is a consolidation of the old Tranches D, E and F, has a principal balance on the closing date of approximately $20.9 million, an interest rate of prime plus 1% per annum, and is payable in monthly installments of principal and interest of $130,000 commencing February 2006. In addition, the Company must make quarterly installment payments on Tranche C of $730,000 plus interest thereon commencing with the fourth quarter of 2006, which quarterly payments are also subject to rebate credits as described below. Additional loans may be made to the Company under Tranche C for certain acquisitions. The monthly installment payments are intended to repay approximately $6.6 million of the Tranche C principal balance.

The remaining principal balance of Tranche C, as well as Tranche A and Tranche B, with interest, will continue to be eligible for repayment utilizing rebates on purchases of hearing aids from Siemens, provided that the Company purchases under the Amended Supply Agreement certain percentages of hearing aids it sold. The Amended Credit Agreement also contemplates that the Company will reduce the Tranche C loan balance by making annual payments in an amount equal to 20% of Excess Cash Flow (as that term is defined in the Amended Credit Agreement), and by paying Siemens 25% of proceeds from equity offerings the Company may complete. During 2005, the Company made $267,000 in payments to Siemens pursuant to its 2004 excess cash flow. The estimated payment for 2006 based on 2005 excess cash flow is $237,000.

Substantially all of the Company's assets to collateralize repayment of the Siemens notes payable.

The following table shows the preferred pricing reductions received from Siemens pursuant to the supply agreement and the application of such pricing reductions against principal and interest payments on Tranches A, B and C during each of the years:

	2005	2004	2003
Preferred pricing reductions recorded as a reduction of cost of products sold	$ 3,311,000	$ 3,641,000	$ 3,947,000
Portion applied against quarterly principal payments	$(2,922,000)	$(2,921,000)	$(2,921,000)
Portion applied against quarterly interest payments	(389,000)	(720,000)	(1,026,000)
	$(3,311,000)	$(3,641,000)	$(3,947,000)

In connection with the Amended Credit Agreement, HearUSA and Siemens entered into the Amended Supply Agreement, pursuant to which HearUSA agreed to purchase from Siemens certain minimum percentages of HearUSA company-owned centers' hearing aid purchases for a period of five years at specified prices. If the Company fails to purchase the required minimum under the Amended Supply Agreement, Siemens could declare a breach of the Amended Credit Agreement and Siemens would have the right to declare all amounts outstanding under the credit facility immediately due and payable.

Pursuant to the agreements with Siemens, a change of control of the Company (as defined) will constitute an event of default upon which Siemens may cancel its commitments under the credit agreement and declare the entire outstanding amounts under the credit facilities to be immediately due and payable.

7. Convertible Subordinated Notes

In December 2003, the Company completed a private placement of $7.5 million five-year convertible subordinated notes with warrants to purchase 2,642,750 shares of the Company's common stock. The notes could not be converted and warrants to purchase 2,142,750 shares could not be exercised for a two-year period. The remaining warrants to purchase 500,000 shares were exercisable after May 31, 2005 at $1.75 per share. Beginning December 2005 the notes could have been converted at $1.75 per share and the lender warrants would have been exercised for up to 2,142,750 shares at $1.75 per share. The quoted closing market price of the Company's common stock on the commitment date was $2.37 per share. The notes bear interest at 11 percent annually for the first two years and then at 8 percent through the remainder of their term. The Company recorded a debt discount of approximately $7,488,000 consisting of intrinsic value of the beneficial conversion of approximately $4,519,000 and the portion of the proceeds allocated to the warrants issued to the lenders of approximately $2,969,000, using a Black-Scholes option pricing model, based on the relative fair values of the lender warrants and the notes. The debt discount is being amortized as interest expense over the five-year term of the note using the effective interest method. The notes are subordinate to the Siemens notes payable.

In addition to the 2,642,750 lender warrants issued to the investors in the $7.5 million financing, the Company also issued 117,143 common stock purchase warrants with the same terms as the lender warrants and paid cash of approximately $206,000 to third parties as finder fees and financing costs. These warrants were valued at approximately $220,000 using a Black-Scholes option pricing model. The total of such costs of approximately $426,000 is being amortized as interest expense using the effective interest method over the five year term of the notes.

For the first two years of the term beginning on March 25, 2004, the Company is making quarterly payments of interest only. Beginning March 25, 2006, the Company will make twelve equal quarterly payments of principal plus interest. Payments of principal and interest may be made, at the Company's option, in cash or with the Company's common stock. If payments are made using the Company's common stock, the shares to be issued would be computed at 90% of the average closing price for the 20 day trading period immediately preceding the payment date. Approximate annual aggregate amount of maturities of such notes in future years is $2,500,000 in each of 2006, 2007 and 2008.

During 2005 and 2004, approximately $2,948,000 and $2,170,000, respectively, of prepaid financing fees and debt discount was amortized as interest expense, including a non-cash portion of approximately $2,151,000 and $1,595,000, respectively. The future non-cash debt discount and prepaid finder fees to be amortized as interest expense over the next five years are approximately $1,763,000 in 2006, $1,145,000 in 2007 and $434,000 in 2008. In the event the investors convert or exercise the debt or warrants, the Company will be required to expense the remaining debt discount and prepaid financing fees in the period in which the conversion payment or exercise occurs.

8. Subordinated Notes and Warrant Liability

On August 22, 2005, the Company completed a private placement of $5.5 million three-year subordinated notes ("Subordinated Notes") with warrants ("Note Warrants") to purchase 1,499,960 shares of the Company's common stock expiring on November 22, 2008. The Note Warrants to purchase 1,124,970 shares) are exercisable subsequent to August 22, 2005 at $2.00 per share and the remaining Warrants to purchase 374,990 shares, are exercisable after January 1, 2006 at $2.00 per share. The quoted closing market price of the Company's common stock on the commitment date was $1.63 per share. The notes bear interest at 7 percent per annum. Proceeds from this financing were used to redeem all of the Company's 1998-E Series Convertible Preferred Stock (See Note 9 — Mandatorily Redeemable Convertible Preferred Stock). The Company has agreed to register the common shares underlying the warrant shares during the three year period ending September 2008 and to maintain such registration so that the Warrant holders may sell their shares if the Note Warrants are exercised. The liability created by the Company's agreement to register and keep the underlying shares registered during the three year period has been recorded as a warrant liability of $1.9 million based on the fair value of the warrants, using a Black-Scholes option pricing model. Any gains or losses resulting from the changes in fair value from period to period are included in income as interest expense. As the holders exercise their Note Warrants the applicable portion of the liability will be reclassified to additional paid in capital. The notes are subordinate to the Siemens notes payable.

The Company recorded a debt discount of approximately $1.9 million based on the portion of the proceeds allocated to the fair value of the Note Warrants, using a Black-Scholes option pricing model. The debt discount is being amortized as interest expense over the three-year term of the notes using the effective interest method.

In addition to the Note Warrants, the Company also issued 55,000 common stock purchase warrants with the same terms as the Note Warrants and paid cash of approximately $330,000 to third parties as finder fees and financing costs. These warrants were valued at approximately $66,000 using a Black-Scholes option pricing model. The total of such costs of approximately $396,000 is being amortized as interest expense using the effective interest method over the three year term of the notes.

On the date of issuance of the Subordinated Notes, the Company prepaid interest for the first four months of the note. On December 22, 2005, the Company began making quarterly payments of principal corresponding to 8 percent of the original principal amount plus interest and a premium of 2 percent of the principal payment made. Approximate annual aggregate amount of maturities of such notes maturing in future years is $1,760,000 in 2006, $1,760,000 in 2007 and $1,540,000 in 2008.

During 2005 approximately $595,000 of prepaid financing fees and debt discount was amortized as interest expense, including a non-cash portion of approximately $389,000. The future non-cash debt discount and prepaid finder fees to be amortized as interest expense over the following three years are approximately $850,000 in 2006, $496,000 in 2007 and $126,000 in 2008. In the event the Company retires the Subordinated Notes, the Company will be required to expense the debt discount and prepaid financing fees in the period in which the payment occurs.

At December 31, 2005, the fair value of the Note Warrants, using a Black-Scholes option pricing model result, increased resulting in a loss of $8,850 that has been included in interest expense.

9. Mandatorily Redeemable Convertible Preferred Stock

On August 27, 2003, the Company exchanged all 4,563 outstanding shares of its 1998 Convertible Preferred Stock for 4,563 shares of Series E Convertible Preferred Stock ("E Series Convertible Preferred Stock"). If the E Series Convertible Preferred Stock had not converted or redeemed by December 18, 2006 it would have been redeemed by the Company on December 18, 2006 for a price equal to 108% of its stated value plus accrued and unpaid premiums. The E Series Convertible Preferred Stock was presented as Mandatorily Redeemable Convertible Preferred Stock in the accompanying consolidated balance sheet. The Company had the right to redeem the newly designated preferred stock at its stated value plus accrued but unpaid premiums for sixteen months and thereafter until the redemption date at 108% of its stated value plus accrued but unpaid premiums.

In September 2005 the Company used the proceeds from an August 2005 private placement (See Note 8 — Subordinated Notes and Warrant Liability) to redeem all of the Series E Convertible Preferred Stock for approximately $4.9 million, which included approximately $135,000 of unpaid premium.

10. Stockholders' Equity

A. Private Placement

On March 29, 2002, the Company closed a private placement of 1.5 million shares of common stock and 1.5 million common stock purchase stock warrants for an aggregate sales price of $1.5 million. The offers and sales were made only to "accredited investors" as defined in Rule 501(a) of Regulation D and the Company relied on Regulation D and Section 4(2) of the Securities Act of 1933 to issue the securities without registration. The warrants may be exercised at any time until March 29, 2005 to purchase shares of common stock for an exercise price of $1.15 per share. The Company registered the common stock for resale in 2004.

B. Stock Subscription

On April 1, 2001, the Company sold 200,000 shares of the Company's common stock to an investment banker for $2.0625 per share, and received a secured, nonrecourse promissory note receivable for the principal amount of $412,500. The note receivable is collateralized by the common stock purchased which is held in escrow. The principal amount of the note and accrued interest is payable on April 1, 2006. The note bears interest at the prime rate published by the Wall Street Journal adjusted annually. At December 25, 2004, the interest rate of the note was 5.25%. The note receivable under the caption Stock Subscription is part of stockholders' equity in the accompanying consolidated balance sheets.

C. Series J Preferred Stock

On December 13, 2001, the Company completed an exchange and redemption of all of the 418 shares of outstanding Series I Convertible Preferred Stock and 203,390 associated common stock purchase warrants for $1,951,000 in cash, 233 shares of newly created Series J Preferred Stock, and 470,530 shares of Common Stock. The cost of the transaction included legal and broker fees of approximately $47,500 in cash and 136,180 shares of Common Stock issued to the broker. The fair value of the cash, shares of Series J Preferred Stock, and common stock transferred to the holders of the Series I Convertible Preferred Stock approximated the carrying value of the Series I Convertible Preferred Stock and the related dividends payable of approximately $4.7 million.

The Series J Preferred Stock has a stated value of $10,000 per share and is non-convertible and non-voting. The holders of the Series J Preferred Stock are entitled to receive cumulative dividends, in cash, at a rate of 6% per year. Dividends earned but not paid on the applicable dividend payment date will bear interest at a rate of 18% per year payable in cash unless the holders and the Company agree that such amounts may be paid in shares of common stock.

At any time the Company has the right to redeem all or a portion of the Series J Preferred Stock for a redemption price equal to the stated value plus accrued and unpaid dividends. If there is a change in control of the Company, only upon or after the approval thereof by the Company's Board of Directors, the holders of the Series J Preferred Stock have the right to require the Company to redeem the Series J Preferred Stock at a price of 120% of the stated value plus any accrued and unpaid dividends. The parties agreed that the transaction with Helix would not be deemed to be a "change in control" for this purpose.

In the event of liquidation, dissolution or winding up of the Company prior to the redemption of the Series J Preferred Stock, holders of the Series J Preferred Stock will be entitled to receive the stated value per share plus any accrued and unpaid dividends before any distribution or payment is made to the holders of any junior securities but after payment is made to the holders of the 1998 Convertible Preferred Stock, if any. In the event that the assets of the Company are insufficient to pay the full amount due the holders of the Series J Preferred Stock and any holders of securities equal in ranking, such holders will be entitled to share ratably in all assets available for distribution.

In connection with this transaction, the Company also entered into a Registration Rights Agreement with the holder under which the Company was required to file a registration statement on Form S-3 covering the resale of the 470,530 shares of common stock issued in this transaction no later than 180 days from December 13, 2001. During November 2003 the Company agreed to pay $25,000 to the holder during 2004 as settlement for not filing timely such registration statement. The 470,530 shares of common stock issued in the transaction, together with 129,470 shares of common stock then held by the same holder, were placed in escrow and subject to resale restrictions based on the trading price of the common stock. Those shares have all been released from escrow and most have been sold into the public market. During 2005, 2004 and 2003, approximately $141,000, $143,000 and $140,000 of the 6% dividend on the Series J Preferred Stock is included in the caption Dividends on Preferred Stock in the accompanying Consolidated Statements of Operations.

D. Shareholder Rights Plan

On December 14, 1999, the Board of Directors approved the adoption of a Shareholder Rights Plan, in which a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock was declared, and payable to the stockholders of record on December 31, 1999.

The Shareholder Rights Plan as amended and restated on July 11, 2002, in connection with the combination with Helix to, among other things, give effect to the issuance of the exchangeable shares as voting stock of the Company, and to otherwise take into account the effects of the combination. The Rights will be exercisable only if a person or group acquires 15% or more of the Company's common stock or announces a tender offer which would result in ownership of 15% or more of the common stock. The Rights entitle the holder to purchase one one-hundredth of a share of Series H Junior Participating Preferred Stock at an exercise price of $28.00 and will expire on December 31, 2009 (See Note 10E).

Following the acquisition of 15% or more of the Company's common stock by a person or group without the prior approval of the Board of Directors, the holders of the Rights (other than the acquiring person) would be entitled to purchase shares of common stock (or common stock equivalents) at one-half the then current market price of the common stock, or at the election of the Board of Directors, to exchange each Right for one share of the Company's common stock (or common stock equivalent). In the event of a merger or other acquisition of the Company without the prior approval of the Board of Directors, each Right will entitle the holder (other than the acquiring person), to buy shares of common stock of the acquiring entity at one-half of the market price of those shares. The Company would be able to redeem the Rights at $0.01 per Right at any time until a person or group acquires 15% or more of the Company's common stock. The Board of Directors exempted the Helix transaction from the operation of the Plan.

E. Series H Junior Participating Preferred Stock

See "Shareholder Rights Plan," above, and "Exchangeable Right Plan," below. The Series H Junior Participating Preferred Stock is subject to the rights of the holders of any shares of any series of preferred stock of the Company ranking prior and superior to the Series H Junior participating Preferred Stock with respect to dividends. The holders of shares of Series H Junior Participating Preferred, in preference to the holders of shares of common stock, and any other junior stock, shall be entitled to receive dividends, when, as and if declared by the Board of Directors out of funds legally available therefore.

F. Exchangeable Rights Plan

On July 11, 2002, in connection with the combination with Helix, HEARx Canada, Inc., an indirect subsidiary of the Company, adopted a Rights Agreement (the "Exchangeable Rights Plan") substantially equivalent to the Company's Shareholder Rights Plan (See Note 10D). Under the Exchangeable Rights Plan, each exchangeable share (See Note 10I) issued has an associated right (an "Exchangeable Share Right") entitling the holder of such Exchangeable Share Right to acquire additional exchangeable shares on terms and conditions substantially the same as the terms and conditions upon which a holder of shares of common stock is entitled to acquire either one one-hundredth of a share of the Company's Series H Junior Participating Preferred Stock or, in certain circumstances, shares of common stock under the Company's Shareholder Rights Plan. The definitions of beneficial ownership, the calculation of percentage ownership and the number of shares outstanding and related provisions of the Company's Shareholder Rights Plan and the Exchangeable Rights Plan apply, as appropriate, to shares of common stock and exchangeable shares as though they were the same security. The Exchangeable Share Rights are intended to have characteristics essentially equivalent in economic effect to the Rights granted under the Company's Shareholder Rights Plan.

G. Warrants

In 2005 1,600,000 warrants were exercised and 131,695 warrants expired. No warrants were exercised in 2004.

The aggregate number of common shares reserved for issuance upon the exercise of warrants is 5,114,853 as of December 31, 2005. The expiration date and exercise prices of the outstanding warrants are as follows:

Outstanding Warrants	Expiration Date	Exercise Price
2,759,893	2008	1.75
240,000	2010	1.25
560,000	2010	1.31
1,554,960	2010	2.00
5,114,853		

H. Aggregate and Per Share Cumulative Preferred Dividends

As of December 31, 2005, there were no arrearages in cumulative preferred dividends/premiums. As of December 25, 2004, the aggregate and per share amount of arrearages in cumulative preferred dividends/premiums was approximately $178,000 and $.01/share.

I. Exchangeable Shares

Immediately following the effective combination of the Company and Helix, each outstanding Helix common share, other than shares held by dissenting Helix Stockholders who were paid the fair value of their shares and shares held by the Company, were automatically exchanged for, at the election of the holder, 0.3537 fully-paid and non-assessable exchangeable shares (Exchangeable Shares) of HEARx Canada, Inc., or 0.3537 shares of HearUSA, Inc. common stock. The Exchangeable Shares are the economic equivalent of HearUSA, Inc. common stock. Each Exchangeable Share will be exchanged at any time at the option of the holder, for one share of HearUSA, Inc. common stock, subject to any anti-dilution adjustments. Until exchanged for HearUSA, Inc. common stock; (i) each Exchangeable Share outstanding will entitle the holder to one vote per share at all meetings of HearUSA, Inc. common stockholders; (ii) if any dividends are declared on HearUSA, Inc. common stock, an equivalent dividend must be declared on such exchangeable shares and (iii) in the event of the liquidation, dissolution or winding-up of HEARx Canada, Inc., such exchangeable shares will be exchanged for an equivalent number of shares of HearUSA, Inc. common stock. The exchangeable shares will be subject to mandatory exchange on July 27, 2006, the fifth anniversary of the transaction.

11. Stock Plans

The Company has the following stock plans:

A. Employee Stock Option Plans

The 1987 Stock Option Plan is administered by the Company's Board of Directors. A maximum of 250,000 shares of common stock were authorized for issuance under this plan. All employees of the Company, other than its then principal stockholder (Dr. Paul A. Brown) were eligible to receive options under this plan at the sole discretion of the Board of Directors. Both incentive and non-incentive stock options could be granted. This plan expired June 2, 1997 and no further option grants can be made under this plan. The expiration of the plan did not affect the outstanding options which remain in full force as if the plan had not expired.

The 1995 Flexible Stock Plan is also administered by the Company's Board of Directors. An original maximum of 250,000 shares of the Company's common stock were authorized for issuance under this plan. On June 6, 2000 the shareholders approved an increase of 500,000 shares of the Company's common stock available under this plan. The plan authorizes an annual increase in authorized shares equal to 10% of the number of shares authorized as of the prior year. Currently an aggregate of 4,895 shares remain as authorized but not yet subject to a plan grant under the plan. All employees of the Company are eligible to receive incentive stock options, non-qualified stock options, stock appreciation rights, restricted shares, performance shares, and other stock-based awards under this plan at the sole discretion of the Board of Directors. This plan expired in 2005 and no further grants can be made under this plan. The expiration of the plan did not affect the outstanding options granted under this plan which remain in full force in accordance with their terms.

In 2002, the Board of Directors adopted and the Company's stockholders approved, the 2002 Flexible Stock Plan. This plan is administered by the Company's Board of Directors. A maximum of 3,000,000 shares of the Company's common stock were originally authorized for issuance under this plan. The plan authorizes an annual increase in authorized shares equal to 10% of the number of shares subject to the plan as of the prior year beginning in fiscal year 2003 not to exceed 5,000,000 shares in the aggregate. All employees of the Company are eligible to receive incentive stock options, non-qualified stock options, stock appreciation rights, restricted shares, performance shares, and other stock-based awards under this plan at the sole discretion of the Board of Directors.

As of December 31, 2005, employees of the Company held options permitting them to purchase an aggregate 5,258,770 shares of common stock at prices ranging from $0.35 to $18.75 per share. Options are exercisable for periods ranging from four to ten years commencing one year following the date of grant and are generally exercisable in cumulative annual installments of 25 percent per year.

The following table summarizes the transactions of the Company's employee stock option plans:

	Year Ended					
	December 31, 2005		December 25, 2004		December 27, 2003	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	5,296,987	$1.49	3,387,755	$1.78	2,168,290	$3.04
Granted	360,000	$1.63	2,495,000	$1.36	1,785,000	$0.46
Exercised	130,000	$ .52	6,250	$ .67	20	$0.77
Forfeited	268,217	$4.66	592,018	$2.69	565,515	$2.47
Outstanding at end of year	5,258,770	$1.36	5,296,987	$1.49	3,387,755	$1.78
Exercisable at end of year	2,265,944		1,538,540		1,418,012	
Weighted average fair value of options granted during year	$ 1.35		$ 1.20		$ 0.37	

The following table summarizes information about fixed employee stock options outstanding at December 31, 2005:

Range of Exercise Price	Options Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Options Exercisable At December 31, 2005	Weighted Average Exercise Price
$ .35 – $ .77	1,762,900	6.2	$ 0.50	996,023	$ .55
$ .78 – $ 2.00	3,046,730	8.5	$ 1.36	877,031	$ 1.30
$2.01 – $ 5.40	294,511	5.2	$ 3.14	238,261	$ 3.34
$5.41 – $ 8.75	141,269	1.3	$ 7.20	141,269	$ 7.21
$8.76 – $18.75	13,360	1.3	$15.90	13,360	$15.91
	5,258,770			2,265,944	

The stock options are exercisable in the following years:

2006	3,366,770
2007	1,093,750
2008	708,250
2009	90,000
	5,258,770

B. Non-Employee Director Plan

In April 1993, the stockholders of the Company approved the adoption of the HearUSA Inc. Non-qualified Stock Option Plan for Non-Employee Directors ("Directors Plan"). The Directors Plan terminated in accordance with its terms in 2003.

As of December 31, 2005, three directors hold options as follows: 4,500 at $4.00, 4,500 shares at $5.00, 10,500 at $7.50, and 3,000 shares at prices ranging from $12.50 to $58.75 per share.

C. Non-Employee Director Non-Plan Grant

On April 1, 2003 options to purchase 125,000 shares of common stock were granted to members of the Board of Directors, at an exercise price of $0.35, which was equal to the quoted closing price of the common stock on the grant date. The options vested after one year and have a ten-year life.

12. Major Customers and Suppliers

During 2005, 2004 and 2003 no customer accounted for more than 10% or more of net revenues.

During 2005, 2004 and 2003, the Company purchased approximately 93.1%, 88.7% and 88.7%, respectively, of all hearing aids sold by the Company from Siemens. As described in Note 6, the Company is a party to a supply agreement with Siemens whereby the Company has agreed to purchase minimum levels from Siemens. Although there are a limited number of manufacturers of hearing aids, management believes that other suppliers could provide similar hearing aids on comparable terms. In the event of a disruption of supply from Siemens, the Company could obtain comparable products from other manufacturers. The Company has not experienced any significant disruptions in supply in the past.

13. Related Party Transactions

The Company is a party to a capitation contract with an affiliate of its minority owner, the Permanente Federation LLC (the "Kaiser Plan" a member of its subsidiary, HEARx West, LLC. Under the terms of the contract, HEARx West is paid an amount per enrollee of the Kaiser Plan, to provide a once every three years benefit on certain hearing products and services. During 2005, 2004 and 2003 approximately $6,886,000 $6,451,000 and $6,095,000, respectively, of capitation revenue from this contract is included in net revenue in the accompanying consolidated statements of operations.

As mentioned in Note 19 — Discontinued Operations, on July 15, 2003, the Company sold its three Quebec subsidiaries to private entities owned and controlled by Steve Forget, a former Helix officer and director. Mr. Forget served as an officer of HearUSA until October 2002 and as a director until May 2003. Prior to the disposition, the Quebec subsidiaries provided management services to a single client, Forget & Sauvé, audioprothesistes, s.e.n.c. operating under the name Le Groupe Forget ("Le Groupe Forget"). Le Groupe Forget is controlled by Steve Forget. Le Groupe Forget operates a network of 16 hearing healthcare centers in the Province of Quebec. The services provided to Le Groupe Forget by the Quebec subsidiaries included inventory purchasing and management, office service support, general administration and patient management software and related training. The aforementioned services were rendered to Le Groupe Forget by the Quebec subsidiaries pursuant to management agreements entered into by each of the subsidiaries and Le Groupe Forget. During the year ended, December 27, 2003 revenues of approximately $2,559,000 were earned from services to Le Groupe Forget. These revenues are presented, net of related expenses, under Discontinued Operations in the Consolidated Statements of Operations.

14. Income Taxes

The components of loss before discontinued operations are as follows:

	2005	2004	2003
Domestic	$(1,947,000)	$(3,142,000)	$(727,000)
Foreign	905,000	934,000	187,000
Total loss before loss of discontinued operations	$(1,042,000)	$(2,208,000)	$(540,000)

The Company has accounted for certain items (principally depreciation and the allowance for doubtful accounts) for financial reporting purposes in periods different from those for tax reporting purposes. The beneficial conversion feature has been reclassed for all periods presented in accordance with EITF Issue No. 05-8, "Income Tax Consequences of Issuing Convertible Debt with a Beneficial Conversion Feature."

Deferred tax assets (liabilities) are comprised of the following:

	2005	2004
Depreciation	$ 1,367,000	$ 1,285,000
Allowance for doubtful accounts	142,000	129,000
Joint Venture	(881,000)	(985,000)
Beneficial conversion feature	(775,000)	(1,236,000)
Amortization	(1,321,000)	(184,000)
Other	364,000	279,000
Net operating loss carryforwards	28,452,000	28,441,000
	27,348,000	27,729,000
Less valuation allowance	(27,348,000)	(27,729,000)
Net deferred tax asset	$ —	$ —

At December 31, 2005 the Company had net operating loss carryforwards of approximately $76,000,000 for U.S. Federal tax purposes, and approximately $2,500,000 of operating loss carryforwards in Canada. Included in the U.S. Federal tax net operating loss carryforwards are approximately $8,300,000 related to U.S. subsidiaries of Helix pre-combination whose annual utilization would be limited due to the ownership change of Helix in connection with the combination with the Company. Should tax benefits ever be realized from such Helix pre-combination net operating loss carryforwards, the valuation allowance would be reduced and the benefit would be recorded as a reduction of the goodwill resulting from the Helix combination.

The losses are available for carryforward for twenty year periods and expire in years through 2026. Any future significant changes in ownership of the Company may limit the annual utilization of the tax net operating loss carryforwards.

The provision for income taxes on loss from continuing operations differ from the amount computed using the Federal statutory income tax rate as follows:

	2005	2004	2003
Provision at Federal statutory rate	$(328,000)	$(751,000)	$(183,000)
State income taxes, net of Federal income tax effect	(35,000)	(80,000)	(20,000)
Nondeductible expenses	32,000	29,000	23,000
Change in valuation allowance	381,000	802,000	256,000
Other	28,000	—	(76,000)
Income tax provision	$ 78,000	$ —	$ —

No income tax provision is applicable to the loss from discontinued operations. Provision has not been made for U.S. or additional foreign taxes on undistributed earnings of the Company's Canadian subsidiaries. Such earnings have been and will continue to be reinvested but could become subject to additional tax if they were remitted as dividends, or were loaned to the Company, or if the Company should sell its stock in the foreign subsidiaries. Such undistributed earnings are not significant at December 31, 2005.

15. Commitments and Contingencies

The Company established the HearUSA Inc. 401(k) plan in October 1998. All employees who have attained age 21 with at least three months of service are eligible to participate in the plan. The Company's contribution to the plan is determined from year to year by the Board of Directors. The Company's contributions to the plan were approximately $56,900, $67,800 and $44,800 for the years 2005, 2004 and 2003, respectively.

In August 2005, the Company entered into employment agreements with four of its executive officers that provide for annual salaries, severance payments, and accelerated vesting of stock options upon termination of employment under certain circumstances or a change in control, as defined. The Company also entered into change of control agreements with several of its other officers which provide for severance payments and acceleration of stock option vesting upon termination of employment after a change in control, as defined.

16. Quarterly Financial Data (Unaudited)

Year Ended December 31, 2005	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net revenues	$19,030,585	$19,058,460	$19,615,555	$18,967,403
Operating costs and expenses	18,015,611	17,863,348	18,353,874	18,724,254
Income (loss) from operations	1,014,974	1,195,112	1,261,681	243,149
Net income (loss) applicable to common stockholders	$ (445,068)	$ 154,076	$ (88,571)	$(1,426,407)
Net loss from continuing operations, including dividends on preferred stock, applicable to common stockholders — basic and diluted	$ (0.01)	$ 0.00	$ 0.00	$ (0.05)
Net loss applicable to common stockholders per common share — basic and diluted (Note 1)	$ (0.01)	$ 0.00	$ 0.00	$ (0.05)

Year Ended December 25, 2004	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net revenues	$16,048,307	$17,190,923	$17,535,395	$17,974,917
Operating costs and expenses	16,228,093	16,713,585	16,316,981	17,152,503
Income (loss) from operations	(179,786)	477,338	1,218,414	822,414
Net income (loss) applicable to common stockholders	$(1,615,869)	$ (948,008)	$ (233,413)	$ (669,371)
Net loss from continuing operations, including dividends on preferred stock, applicable to common stockholders — basic and diluted	$ (0.05)	$ (0.03)	$ (0.01)	$ (0.02)
Net loss applicable to common stockholders per common share — basic and diluted (Note 1)	$ (0.05)	$ (0.03)	$ (0.01)	$ (0.02)

17. Fair Value of Financial Instruments

SFAS 107 requires the disclosure of fair value of financial instruments. The estimated fair value amounts have been determined by the Company's management using available market information and other valuation methods. However, considerable judgment is required to interpret market data in developing the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methods may have a material effect on the estimated fair value amounts. Furthermore, the Company does not intend to dispose of a significant portion of its financial instruments and thus, any aggregate unrealized gains or losses should not be interpreted as a forecast of future earnings and cash flows. SFAS 107 excludes certain financial instruments from its disclosure requirements, such as leases. In addition, disclosure of fair value estimates are not required for nonfinancial assets and liabilities, such as fixed assets, intangibles and anticipated future business. As a result, the following fair values are not comprehensive and therefore do not reflect the underlying value of the Company.

At December 31, 2005 and December 25, 2004, the fair value of cash and cash equivalents, restricted cash, investment securities, accounts and notes receivable, accounts payable and accrued expenses approximated their carrying value based on the short-term nature of these instruments. The fair value of the Company's long-term debt and debt-related derivative instruments is estimated based on discounted cash flows and the application of the fair value interest rates applied to the expected cash flows. The carrying amounts and related estimated fair values for the Company's debt and debt-related derivative instruments are as follows:

	December 31, 2005		December 25, 2004	
	Book Value	Fair Value	Book Value	Fair Value
Long-term debt	$25,162,000	$24,974,000	$21,449,000	$21,449,000
Convertible subordinated notes	$ 7,500,000	$ 7,273,000	$ 7,500,000	$ 7,500,000
Subordinated notes	$ 5,060,000	$ 4,943,000	$ —	$ —
Mandatorily subordinated redeemable convertible preferred stock	$ —	$ —	$ 4,710,000	$ 4,710,000

18. Recent Accounting Pronouncements

In December 2004, SFAS No. 123®, *"Share-Based Payment,"* which addresses the accounting for employee stock options, was issued. SFAS No. 123® revises the disclosure provisions of SFAS 123, *"Accounting for Stock Based Compensation"* and supersedes APB Opinion 25, *"Accounting for Stock Issued to Employees."* SFAS 123® requires that the cost of all employee stock options, as well as other equity-based compensation arrangements, be reflected in the financial statements based on the estimated fair value of the awards. This statement is effective for all public entities the beginning of the first interim period that begins after December 15, 2005. The Company plans to implement SFAS 123® on its effective date. Based on the outstanding number of employee stock options and excluding the impact of any future grants at December 15, 2005, the total stock-based employee compensation expense determined under the fair value method that would be reflected in the consolidated financial statements is approximately $1,529,000 in 2005 (See Note 1 Description of the Company and Summary of Significant Accounting Policies- stock-based compensation) and $930,000 in 2006. This additional expense will not affect the Company's operation cash flows.

In June 2005, the FASB issued SFAS No. 154, *"Accounting Changes and Error Corrections — A Replacement of APB Opinion No. 20 and FASB Statement No. 3"* ("SFAS 154"). This statement requires that a voluntary change in accounting principle be applied retroactively with all prior period financial statements presented on the basis of the new accounting principal, unless it is impractical to do so. SFAS 154 also requires that a change in method of depreciating or amortizing a long-lived nonfinancial asset be accounted for prospectively as a change in estimate, and correction of errors in previously issued financial statements should be termed a "restatement". The new standard is effective for accounting changes and a correction of errors made in fiscal years beginning after December 15, 2005. We will adopt this pronouncement in fiscal year 2006.

19. Discontinued Operations

On July 15, 2003, the Company sold 100% of the shares of the Company's three subsidiaries and selected assets associated with the management of the centers located in the Canadian Province of Quebec ("Quebec") to private entities owned and controlled by Steve Forget, a former Helix officer and director. Mr. Forget served as an officer of HearUSA until October 2002 and as a director until May 2003. The sale agreement provided for payments to the Company of approximately $1.7 million, representing, in part, payment of pre-existing debt owed the Company by Forget & Sauve of approximately $1.6 million. The Company received an initial cash payment of $700,000 at closing and $1 million over the five following months.

The operating results of Quebec are presented as discontinued operations. The sale resulted in a loss on disposal of approximately $105,000. Net revenues of the discontinued operations for the years ended December 27, 2003 were approximately $2.6 million. Net losses from discontinued operations applicable to common stockholders per common shares-basic and diluted were $ (0.01) for 2003. Pre-tax net losses of the discontinued operation were approximately $96,000 and $158,000, for the 2003 period through disposal.

In June 2005, the Company sold the assets of a group of hearing care centers in the states of Minnesota, Washington and Wisconsin, including goodwill, customer list and selected assets with a net book value of approximately $735,000, for approximately $1.1 million in cash, resulting in a gain on disposition of assets of approximately $365,000. The Company received proceeds totaling approximately $786,000 in June 2005 and had an outstanding receivable of approximately $314,000 which was received in the third quarter of 2005.

The assets sold and related operating results have been presented as discontinued operations and the consolidated financial statements have been reclassified to segregate the assets and operating results for all periods presented in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," including $145,850 of property and equipment, $442,000 of goodwill and $148,275 of net intangibles as of December 25, 2004. The assets and operating expenses of these hearing care centers sold were reported under the center segment.

Net revenues, pre-tax net losses and net loss from discontinued operations applicable to common stockholders-basic and diluted of the discontinued operations for the years ended December 31, 2005, December 25, 2004 and December 27, 2003 were approximately as follows:

	2005	2004	2003
Net revenues of discontinued operations:			
Quebec discontinued operations	$ —	$ —	$2,600,000
Minnesota, Washington and Wisconsin discontinued operations	1,825,000	3,551,000	3,465,000
Combined net revenues	$1,825,000	$3,551,000	$6,065,000
Pre-tax net losses of discontinued operations:			
Quebec discontinued operations	$ —	$ —	$ 202,000
Minnesota, Washington and Wisconsin discontinued operations	396,000	551,000	368,000
Combined pre-tax net losses	$ 396,000	$ 551,000	$ 570,000
Net loss from discontinued operations applicable to common stockholders — basis and diluted:			
Quebec discontinued operations	$ —	$ —	$ (0.01)
Minnesota, Washington and Wisconsin discontinued operations	0.00	(0.01)	(0.01)
Combined net loss from discontinued operations applicable to common stockholders — basic and diluted	$ 0.00	$ (0.01)	$ (0.02)

20. Segments

The following operating segments represent identifiable components of the company for which separate financial information is available. The following table represents key financial information for each of the Company's business segments, which include the operation and management of centers, the establishment, maintenance and support of an affiliated network and the operation of an e-commerce business. The centers offer people afflicted with hearing loss a complete range of services and products, including diagnostic audiological testing, the latest technology in hearing aids and listening devices to improve their quality of life. The network, unlike the Company-owned centers, is comprised of hearing care practices owned by independent audiologists. The network revenues are mainly derived from administrative fees paid by employer groups, health insurers and benefit sponsors to administer their benefit programs as well as maintaining an affiliated provider network. E-commerce offers on-line product sales of hearing aid related products, such as batteries, hearing aid accessories and assistive listening devices. The Company's business units are located in the United States and Canada. The following is the Company's segment information by year:

	Centers	E-commerce	Network	Corporate	Total
Hearing aids and other products revenues					
2005	$71,365,000	$ 80,000	—	—	$71,445,000
2004	$63,149,000	$ 79,000	—	—	$63,228,000
2003	$60,858,000	$ 69,000	—	—	$60,927,000
Service revenues					
2005	$ 3,805,000	—	$1,422,000	—	$ 5,227,000
2004	$ 4,413,000	—	$1,109,000	—	$ 5,522,000
2003	$ 5,100,000	—	$1,053,000	—	$ 6,153,000
Income (loss) from operations					
2005	$15,137,000	$(105,000)	$ 549,000	$(11,866,000)	$ 3,715,000
2004	$12,310,000	$ (27,000)	$ 447,000	$(10,392,000)	$ 2,338,000
2003	$13,063,000	$ (49,000)	$ 504,000	$(11,250,000)	$ 2,268,000
2005					
Depreciation and amortization	1,764,000	—	5,000	205,000	1,974,000
Total assets	50,119,000	—	1,131,000	17,732,000	68,982,000
Capital expenditures	970,000	—	—	228,000	1,198,000
2004					
Depreciation and amortization	1,893,000	—	5,000	174,000	2,072,000
Total assets	47,241,000	—	1,722,000	10,459,000	59,422,000
Capital expenditures	318,000	—	3,000	62,000	383,000
2003					
Depreciation and amortization	2,002,000	—	3,000	779,000	2,784,000
Total assets	44,100,000	—	1,149,000	20,934,000	66,183,000
Capital expenditures	174,000	—	—	94,000	268,000

Hearing aids and other products revenues consisted of the following:

	2005	2004	2003
Hearing aid revenues	95.5%	94.6%	96.8%
Other products revenues	4.5%	5.4%	3.2%

Services revenues consisted of the following:

	2005	2004	2003
Hearing aid repairs	53.4%	50.1%	60.5%
Testing and other income	46.6%	49.9%	39.5%

Income (loss) from operations at the segment level is computed before the following, the sum of which is included in the column "Corporate" as loss from operations:

	2005	2004	2003
General and administrative expense	$11,661,000	$10,218,000	$10,471,000
Deprecation and amortization	$ 205,000	$ 174,000	$ 779,000
"Corporate" loss from operations	$11,866,000	$10,392,000	$11,250,000

Information concerning geographic areas:

As of and for the Years Ended December 31, 2005 and December 25, 2004

	United States 2005 $	Canada 2005 $	United States 2004 $	Canada 2004 $
Hearing aid and other product revenues	63,500,000	7,945,000	56,743,000	6,485,000
Service revenues	4,835,000	392,000	5,212,000	310,000
Long-lived assets	41,587,000	10,308,000	39,235,000	9,704,000
Total assets	55,771,000	13,211,000	47,658,000	11,764,000

Net revenues by geographic area are allocated based on the location of the subsidiary operations.

21. Liquidity

During 2005, the working capital deficit decreased $1.8 million to $3.1 million as of December 31, 2005 from $4.9 million as of December 27, 2004. The decrease in the deficit is attributable to an excess of approximately $4.0 million in cash from operations and financing activities over cash used for investing activities offset by an increase in current maturities of long-term debt, convertible subordinated debt and subordinated notes of approximately $2.8 million. The working capital deficit of $3.1 million includes approximately $3.0 million representing the current maturities of the long-term debt to Siemens which may be repaid through preferred pricing reductions and approximately $652,000 ($2.5 million in current maturities, net of $1.5 million of debt discount) related to the $7.5 million convertible subordinated notes that can be repaid by either cash or stock, at the option of the Company. In 2005, the Company generated income from operations of approximately $3.7 million compared to $2.3 million in 2004. Cash and cash equivalents as of December 31, 2005 were approximately $6.7 million.

The Company believes that current cash and cash equivalents and cash flow from operations, at current net revenue levels, will be sufficient to support the Company's operational needs through the next twelve months, although there can be no assurance that the Company can maintain compliance with the Siemens' loan covenants, that net revenue levels will remain at or higher than current levels or that unexpected cash needs will not arise for which the cash, cash equivalents and cash flow from operations will not be sufficient. In the event of a shortfall in cash, the Company might consider short-term debt, or additional equity or debt offerings. There can be no assurance however, that such financing will be available to the Company on favorable terms or at all. The Company also is continuing its aggressive cost controls and sales and gross margin improvements.

HearUSA Inc.
Schedule II — Valuation and Qualifying Accounts

	Balance at Beginning Of Period	Additions	Deductions	Balance at End Of Period
December 31, 2005				
Allowance for doubtful accounts	$ 373,583	$354,107	$(314,304)	$ 413,386
Allowance for sales returns(1)	$ 425,116	$ 17,287	$ (1,818)	$ 440,585
Valuation allowance	$27,729,000	$ —	$(381,000)	$27,348,000
December 25, 2004				
Allowance for doubtful accounts	$ 490,881	$430,454	$(547,752)	$ 373,583
Allowance for sales returns	$ 445,147	$ 71,061	$ (91,092)	$ 425,116
Valuation allowance	$28,531,000	$ —	$(802,000)	$27,729,000
December 27, 2003				
Allowance for doubtful accounts	$ 578,323	$801,303	$(888,745)	$ 490,881
Allowance for sales returns	$ 789,539	$ 32,830	$(377,222)	$ 445,147
Valuation allowance	$28,787,000	$ —	$(256,000)	$28,531,000

(1) Allowance for sales returns is included in accounts payable on the Consolidated Balance Sheets.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Executive Officers and Directors

Paul A. Brown, MD
Chairman of the Board

Stephen J. Hansbrough
Director
Chief Executive Officer

Gino Chouinard
Executive Vice President
Chief Financial Officer

Kenneth Schofield
Chief Operating Officer

Thomas W. Archibald
Director
Retired

Joseph L. Gitterman, III
Director
Manger, EIP Group LLC, an investing, trading and consulting firm

David J. McLachlan
Director
Senior advisor, Genzyme Corporation, a biotechnology company

Michel Ladadie
Director
President and CEO of Les Pros de la Photo (Quebec) Inc., a photo finishing company

Bruce Bagni
Director
Retired

Common Stock

American Stock Exchange
Symbol: EAR

Registrar and Transfer Agent
American Stock Transfer & Trust Co.
59 Maiden Lane
NY, NY 10038
www.amstock.com

Exchangeable Shares

HEARx Canada, Inc.
Toronto Stock Exchange
Symbol: HUX

Registrar and Transfer Agent
Computershare Trust Company of Canada
1500 University Street
Suite 700
Montreal, Quebec H3A 3S8
www.computershare.com

Legal Counsel
Bryan Cave LLP
700 Thirteenth Street, N. W.
Washington, DC 20005-3930

Independent Registered Public Accounting Firm
BDO Seidman, LLP
1601 Forum Place, Suite 904
West Palm Beach, FL 33401-2122

Annual Meeting

The 2006 Annual Meeting of Stockholders of HearUSA will be held at The Crowne Plaza, 1601 Belvedere Road, West Palm Beach, FL 33406 on May 8, 2006 at 9:00 a.m. local time.

Form 10-K

Stockholders may obtain a copy of the HearUSA's Annual Report on Form 10-K and related financial statements and schedules for the year ended December 31, 2005, filed with the Securities and Exchange Commission, by writing HearUSA Corporate Secretary at 1250 Northpoint Parkway, West Palm Beach, FL 33407.